Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

OPTIMISED BUSINESS PLAN KEEPS RANDGOLD’S GROWTH STRATEGY ON TRACK

London, 2 May 2013 – A planned decrease in the grade mined at Gounkoto and a reduction in recoveries due to copper-rich ore from the Yalea South pit pushback had a greater than expected impact on the Loulo-Gounkoto complex’s performance in the first quarter of the year, but Randgold Resources says its growth strategy remains intact.

The company says it reacted promptly to the recent drop in the gold price, and has reviewed all its operations and projects, with a focus on managing cash flows. At Loulo-Gounkoto, the review has resulted in a change in the mining plan, which reduces the expenditure on capital and operational development of the underground mines, as well as the build-up of lower grade stockpiles, while efficiently feeding the ore mined to the plant. The net effect is a small reduction in grade, and consequently the complex has reduced its anticipated production for the year from 590 000 to 560 000 ounces. Capital expenditure and working capital tied up in stockpiles have each been reduced by about US$20 million.

Loulo-Gounkoto’s reduced contribution and higher costs, a larger than usual amount of gold unsold at the end of the quarter and the lower gold price were reflected in Randgold’s Q1 results, announced today. Production of 199 013 ounces was down 7% quarter on quarter and profit dropped by 43% to US$81.6 million.

Elsewhere the company’s Tongon mine in Côte d’Ivoire improved its performance across the board, boosting gold production by 15% on the back of a stabilised power supply and increased throughput and efficiencies, while the Morila joint venture beat its production and cost targets. The development of the Kibali gold project in the Democratic Republic of Congo continued to progress rapidly towards its goal of first gold production before the end of this year. As part of the business review, the project has rescheduled a portion of the work related to the sulphide stream, planned for the current year, to early 2014. This is not expected to impact the forecast production schedule, but reduces the peak funding requirement in this year. Consequently capital expenditure on the project in 2013 is now estimated at approximately US$700 million.

Chief executive Mark Bristow said notwithstanding the revised plan at Loulo-Gounkoto, the company’s forecast annual production and cash costs remained within its previous guidance. Its solid business plan was based on realistic assumptions and bolstered by Randgold’s secure long term growth capability and reserves that were estimated at a US$1 000 per ounce gold price.

“While Randgold remains strongly placed to sustain its profitability under any realistically conceivable gold price scenario, we have nevertheless reviewed each operation’s plans in the light of the recent drop in the price, making adjustments where necessary to ensure we manage our cash flow given this year’s large capital spend. At Kibali, the rescheduled capital expenditure will reduce the peak funding requirement without materially affecting the production profile or putting cash flow generation at risk,” he said.

“In the meantime, the Loulo-Gounkoto complex is getting back to planned grade, recovery and production levels, Tongon continues to improve and the recently approved pit pushback project at Morila, which will extend that operation’s life by two years, is scheduled to start this quarter.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2013

•	Gold production down quarter on quarter but up on corresponding quarter of last year
•	Group reviews business plan to adapt to drop in gold price but remains within guidance
•	Profit and EPS down quarter on quarter and year on year
•	Loulo continues to deliver from underground
•	Gounkoto mines through lower grade section in line with plan
•	Tongon makes encouraging progress on all fronts
•	Kibali on track and readies for operation
•	All operations post zero LTIs and Kibali shows improvement in LTIFR
•	Randgold sticks to US$1 000/oz reserve price and replaces depleted ounces at higher grade
•	Exploration team expands its footprint across African goldfields
•	Shareholders approve 25% increase in dividend
•	Randgold leads mining industry in supporting the humanitarian effort in Mali

Randgold Resources Limited (‘Randgold’) had 92.2 million shares in issue as at 31 March 2013.

SUMMARISED FINANCIAL INFORMATION

US$000	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 31 Mar 2012		12 months ended 31 Dec 2012
Gold sales*	309 046	381 598	271 337	+	1 317 830
Total cash costs*	158 631	176 883	117 810	+	583 324
Profit from mining activity*	150 415	204 715	153 527	+	734 506
Exploration and corporate expenditure~	12 985	6 249	10 582		39 033
Profit for the period	81 615	143 550	104 008		510 782
Profit attributable to equity shareholders~	69 648	121 523	89 382		431 638
Net cash generated from operations~	92 027	153 494	77 837		524 229
Cash and cash equivalents~^	250 210	373 868	423 752		373 868
Gold on hand at period end#	31 180	15 229	18 218		15 229
Group production* (oz)	199 013	214 394	165 443		794 844
Group sales* (oz)	188 654	223 837	159 221		793 852
Group total cash cost per ounce* (US$)	841	790	740	+	735
Group cash operating cost per ounce* (US$)	757	701	655	+	649
Basic earnings per share (US$)	0.76	1.32	0.97		4.70

Change in accounting policy impacting results in this report

Following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013, with comparative IFRS results restated accordingly. As such, the group’s share of joint ventures (primarily Morila and Kibali) have been accounted for using the equity method, rather than proportionately consolidated, from 1 January 2011 as required by IFRS 11. The group’s share of its joint ventures are now disclosed as a single line item as ‘total investments in joint ventures’ on the consolidated statement of financial position, as ‘share of profits of equity accounted joint ventures’ in the statement of comprehensive income and the group’s cash flows from the joint ventures have been disclosed separately in the consolidated cash flow statement. Previously, our share of assets, liabilities, income, costs and cash flows were proportionately consolidated on a line by line basis. A full reconciliation of the effect of the changes resulting from the adoption of IFRS 11 is provided under ‘Change in accounting policy – Accounting for investments in equity accounted joint ventures’, including results under the previous accounting policy, which reflects how Randgold reports internally.

*	Refer to explanation of non-GAAP measures provided. Historically, Randgold consolidated 100% of Loulo, Gounkoto and Tongon and 40% of Morila and non-GAAP measures remain on this basis and are not affected by the change in accounting policy detailed above.

#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

+

The group changed its treatment of consolidated non-GAAP measures in Q4 2012, which has resulted in changes to the group level non-GAAP measures for the quarter ended 31 March 2012 as explained in the 2012 annual report.

~	Results impacted by change in accounting policy as detailed above.

^

Cash and cash equivalents excludes US$37.4 million at 31 March 2013 (US$33.1 million at 31 March 2012 and US$13.6 million at 31 December 2012) that relates to the cash held in Morila, Kibali and the group’s asset leasing companies which are now equity accounted, following the introduction and adoption of IFRS 11 Joint Arrangements.

The results in this report have been neither reviewed nor audited.

COMMENTS

Gold sales decreased by 19% from the previous quarter largely due to a 16% decrease in ounces sold following lower grades and recoveries achieved at the Loulo-Gounkoto complex during the quarter, as well as a result of the higher gold on hand which remained at period end. The average gold price received during the current quarter also decreased by 4% to US$1 638/oz from US$1 705/oz in the previous quarter. Gold sales increased by 14% compared to the corresponding quarter in 2012, principally due to an 18% increase in ounces sold compared to the 2012 March quarter, partially offset by a 4% drop in the average gold price received from US$1 704/oz in the March 2012 quarter.

Total cash costs for the group were 10% lower than the previous quarter and up 35% from the corresponding quarter in 2012. The decrease quarter on quarter reflects the lower cost of production at Tongon, following an improvement in the operating performance across the mine, as well as the deferral of costs associated with an increase in gold on hand at period end, as a result of the timing of gold shipments at quarter end -19 512 ounces (valued at US$31.2 million using a spot gold price of US$1 598/oz) remained unsold at quarter end, principally at Loulo-Gounkoto and Tongon. The increase from the corresponding quarter in 2012 is the result of increased production at the Loulo-Gounkoto complex in the current quarter. Total cash cost per ounce increased by 6% to US$841/oz, mainly on the back of the lower grades and recoveries at the Loulo-Gounkoto complex.

Profit from mining decreased by 27% to US$150.4 million in the current quarter from US$204.7 million in the previous quarter, and was in line with the corresponding quarter of the prior year, mainly attributable to lower production and higher costs, as explained above.

Following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on equity accounted joint ventures from 1 January 2013 with comparative periods restated accordingly. Refer to ‘Change in accounting policy – Accounting for investments in equity accounted joint ventures’ for details of the effect on IFRS measures in this report.

Depreciation and amortisation of US$49.8 million increased by US$16.2 million from the previous quarter and by US$28.6 million compared to the corresponding quarter of 2012, mainly due to increased assets brought into use at the Loulo-Gounkoto complex and at Tongon.

Exploration and corporate expenditure of US$13.0 million increased by US$6.8 million compared to the previous quarter’s US$6.2 million and by US$2.4 million compared to the corresponding quarter of 2012. The increase during the current quarter is due to increased exploration activities, as well as increased share-based payment charges during the quarter due to new share grants.

Other income of US$7.7 million compares to other income of US$4.0 million in the previous quarter and US$2.4 million in the 31 March 2012 quarter and the movement is largely a result of the amount of operational exchange gains booked in the relevant quarter. This is due to the settling of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as South African rand, Canadian dollar and euro to the closing US dollar rate, and reflect the movements in these currencies during the quarter. Other income also includes management fees received from Morila and Kibali.

Share of profits of equity accounted joint ventures reflect our share of Morila’s profits for the quarter of US$7.9 million as well as our share of Kibali losses of US$0.9 million together with profits from the group’s asset leasing joint ventures.

Income tax for the quarter of US$3.8 million was down by 73% on the prior quarter and 37% on the corresponding quarter in 2012, mainly due to the decrease in profits quarter on quarter.

Profit for the quarter of US$81.6 million decreased by 43% from US$143.6 million in the previous quarter and decreased by 22% from the corresponding quarter of 2012. Similarly, basic earnings per share decreased to 76 US cents, down 42% from the prior quarter and down 22% on the corresponding quarter of 2012.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined Loulo-Gounkoto gold production for the current quarter was 125 091 ounces (Loulo 87 963 ounces and Gounkoto 37 128 ounces). This reflects a 13% drop in production from the previous quarter, largely as a result of a 12% drop in the average grade of the ore processed to 4.0g/t (Q4 2012: 4.6g/t) and the decrease in recovery due to the high copper content of the Yalea South ore. The drop in grade was mostly as a result of lower grade ore being mined at Gounkoto in line with the plan. Lower ore tons mined at Gounkoto also required more Yalea South tonnes to be processed leading to lower overall recoveries. The lower tonnage from Gounkoto was part of a continued focus on catching up on the waste mining and also some planned deviations from the schedule to allow softer ore to be mined to ameliorate a breakdown in the crushing circuit during the quarter. The lower gold production resulted in an increase in total cash cost per ounce of 16% to US$886/oz (Q4 2012: US$765/oz).

No lost time injuries were recorded during the quarter. The Lost Time Injury Free Rate (LTIFR) was zero per million hours worked compared to 0.47 for the previous quarter with three million LTI free hours being recorded.

During the quarter, record tonnes and metres were achieved at the Gara underground mine and the flat dipping stopes were successfully developed. At Yalea two stopes were successfully filled with Cemented Aggregate Fill (CAF).

In the plant, the construction of the new oxygen plant was completed and work started on the new Carbon in Leach (CIL) tanks. Following the drop in the gold price, the complex reviewed its mining plans and development schedules, to ensure that cash flow from the operations was optimised. The review has resulted in a change in the mining plan, which reduces the expenditure on capital and operational development of the underground mines, reduces the build-up of lower grade stockpiles, and efficiently feeds the grade mined from the Gounkoto open pit and Yalea and Gara underground mines to the plant. The net effect is a small reduction in grade, and consequently the complex has reduced their anticipated production for the year by 30 000 ounces to 560 000 ounces, as well as a reduction in capital expenditure of US$20 million which is now estimated at approximately US$210 million, and a similar reduction in working capital requirements.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 31 Mar 2012	12 months ended 31 Dec 2012
Mining
Tonnes mined (000)	10 598	11 694	7 879	38 531
Ore tonnes mined (000)	1 325	1 383	931	4 456

Milling
Tonnes processed (000)	1 126	1 129	987	4 354
Head grade milled (g/t)	4.1	4.6	3.4	4.0
Recovery (%)	83.3	86.1	89.7	89.2
Ounces produced	125 091	144 186	96 450	503 224
Ounces sold	119 341	149 791	88 482	502 451
Average price received (US$/oz)	1 639	1 707	1 719	1 657
Cash operating costs* (US$/oz)	788	664	682	640
Total cash costs* (US$/oz)	886	765	781	738
Gold on hand at period end# (US$000)	20 675	11 961	18 218	11 961

Profit from mining activity* (US$000)	89 919	141 028	82 984	461 700

Gold sales* (US$000)	195 637	255 637	152 059	832 350

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

On a standalone basis, Loulo produced 87 963 ounces of gold (Q4 2012: 88 636 ounces) at a total cash cost per ounce of US$860/oz (Q4 2012: US$800/oz). Despite the increase in tonnes processed at almost the same grade, the total cash cost per ounce increased by 8% due to the lower recovery, which dropped from 86.0% in the fourth quarter to 83.3%. The higher proportion of Yalea South ore processed, containing a higher proportion of copper in the ore, was the main contributing factor for the lower recovery from the plant. Operating costs also increased due to the apportionment of more costs related to the current underground mining programme to operational development (opex), being allocated to operating expenditure, rather than capital development (capex), as guided last quarter.

Profit from mining of US$65.9 million was lower than the previous quarter’s US$81.4 million. This resulted from the lower average gold price received as well as lower ounces produced and sold.

No lost time injuries were recorded during the quarter. The LTIFR was zero with two million LTI free hours being recorded. The previous quarter’s LTIFR was 0.67 per million hours worked.

LOULO STANDALONE RESULTS

	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 31 Mar 2012	12 months ended 31 Dec 2012
Mining
Tonnes mined (000)	2 373	4 752	542	9 825
Ore tonnes mined (000)	819	811	265	1 964

Milling
Tonnes processed (000)	744	708	288	1 837
Head grade milled (g/t)	4.4	4.5	3.0	4.2
Recovery (%)	83.3	86.0	89.3	88.6
Ounces produced	87 963	88 636	24 800	219 745
Ounces sold	84 044	89 848	19 406	214 739
Average price received (US$/oz)	1 644	1 706	1 826	1 664
Cash operating costs* (US$/oz)	761	699	821	684
Total cash costs* (US$/oz)	860	800	912	781
Gold on hand at period end# (US$000)	13 188	7 212	13 997	7 212

Profit from mining activity* (US$000)	65 913	81 434	17 733	189 588

Gold sales* (US$000)	138 174	153 271	35 432	357 224

Randgold owns 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO RESOURCES AND RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold*** 80% (Moz)
at 31 December	Category	2012	2011	2012	2011	2012	2011	2012	2011
MINERAL RESOURCES*
Stockpiles	Measured	1.94	1.98	1.67	1.61	0.10	0.10	0.08	0.08

Open pits	Measured	1.33	1.23	3.12	4.60	0.13	0.18	0.11	0.15
	Indicated	4.45	5.03	2.85	3.04	0.41	0.49	0.33	0.39
	Inferred	6.16	5.65	2.29	2.23	0.45	0.41	0.36	0.32

Underground	Measured	3.28	3.07	3.92	4.07	0.41	0.40	0.33	0.32
	Indicated	45.22	47.70	5.08	4.84	7.39	7.42	5.91	5.94
	Inferred	10.58	11.88	3.98	3.63	1.35	1.39	1.08	1.11

TOTAL MINERAL RESOURCES	Measured and indicated	56.22	59.02	4.67	4.53	8.45	8.60	6.76	6.88

	Inferred	16.74	17.53	3.36	3.18	1.81	1.79	1.45	1.44

MINERAL RESERVES**
Stockpiles	Proven	1.94	1.98	1.67	1.61	0.10	0.10	0.08	0.08

Open pits	Proven	0.35	0.85	4.18	4.81	0.05	0.13	0.04	0.11
	Probable	1.93	3.07	2.42	3.03	0.15	0.30	0.12	0.24
Underground	Probable	35.75	35.80	5.25	5.16	6.03	5.94	4.83	4.76

TOTAL MINERAL RESERVES	Proven and probable	39.97	41.71	4.93	4.83	6.34	6.48	5.07	5.18

*	Open pit mineral resources are the insitu mineral resources falling within the US$1 500/oz pit shell reported at an average cut-off of 0.5g/t. Underground mineral resources are those insitu mineral resources of the Yalea and Gara deposits that fall below the design pits and are reported at a cut-off of 1.95g/t for Yalea and 1.94g/t for Gara. Mineral resources for Gara and Yalea were generated by Mr Abdoulaye Ngom, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person. Mineral resources for Loulo 3 and Faraba were generated by Mr Ivan Doku, an independent consultant and competent person, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person.
**

Open pit mineral reserves are reported at a gold price of US$1 000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Shaun Gillespie, an independent consultant and competent person. Underground mineral reserves are reported at a gold price of US$1 000/oz and a cut-off of 2.70g/t for Yalea underground and 2.55g/t for Gara underground, and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr Mark Odell, an independent consultant and competent person.
***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Loulo. See comments and US disclaimer on page 72 of the 2012 annual report.

Loulo underground progress

Production

The overall ore tonnes mined from for underground increased to 462 913 tonnes from 259 960 tonnes in Q1 of 2012 (up 78% year on year) and 459 111 tonnes in Q4 last year to 462 913 tonnes in the current quarter, consistent with the steadily increasing trend in production.

The following key steps will be the focus of the underground team over the coming quarters:

•	Start mining the newly developed flat stopes at Gara

•	Introduce Cemented Aggregate Fill (CAF) in the secondary stopes at Gara and Yalea in Q3 and Q4

•	Commission Gara crusher and conveyor belt by the end of Q3

•	Upgrade the Yalea ventilation system by the end of Q2

•	Renew the contractor’s fleet

•	Incorporate the third rock pass in the hoisting system.

Overall development metres dropped by 5% from 5 963 metres in Q4 2012 to 5 643 metres in Q1 2013 due to large excavations having been developed at Gara for crusher infrastructure.

Yalea underground mine

YALEA UNDERGROUND PROGRESS

	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 31 Mar 2012	12 months ended 31 Dec 2012
Mining
Ore tonnes mined (000)	279 983	288 080	127 620	900 113
Waste tonnes mined (000)	205 988	206 950	154 822	749 003
Total tonnes mined (000)	485 971	495 030	282 442	1 649 116
Development metres	2 882	3 231	2 206	11 375

During the quarter, a total of 2 882 metres of development was completed and 279 983 tonnes of ore at 4.62g/t was hauled to surface. The project has completed 38 132 metres of development to date.

The Yalea declines have advanced to 3 231 metres from surface at a vertical depth of 394 metres.

Ore production for the quarter slightly decreased by 3% from last quarter’s 288 080 tonnes to 279 983 tonnes. This was mainly due to optimisation of the fleet by shifting some of the trucking fleet to Gara.

The overall development profile of Yalea has decreased from 3 231 metres (Q4 2012) to 2 882 metres (Q1 2013), in line with plan.

The 88L primary pump chamber excavation was completed and the civil construction is in progress and is expected to be commissioned by end of Q2.

Gara underground

GARA UNDERGROUND PROGRESS

US$000	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 31 Mar 2012	12 months ended 31 Dec 2012
Mining
Ore tonnes mined (000)	182 930	171 031	132 340	525 223
Waste tonnes mined (000)	180 339	178 822	127 316	632 962
Total tonnes mined (000)	363 269	349 853	259 656	1 158 185
Development metres	2 761	2 732	1 961	9 155

During the quarter a total of 2 761 metres of development and 182 930 tonnes at 4.93g/t was hauled to surface. The project has completed 20 281 metres of development to date.

The Gara declines have advanced to 2 481 metres from surface at a vertical depth of 327 metres.

A record quarter for development and ore production was achieved in Q1. Ore production increased to 182 930 tonnes from the previous quarter’s 171 031 tonnes, up 7%. The overall development rate at Gara continues to improve with an increase from the previous quarter’s 2 732 metres to 2 761 metres. The key focus during the quarter was on the large crusher chamber infrastructure.

GOUNKOTO

Gounkoto produced 37 128 ounces of gold (Q4 2012: 55 550 ounces) at a total cash cost per ounce of US$948/oz (Q4 2012: US$714/oz). The 33% decrease in ounces produced reflects a 9% decrease in the tonnes milled and a 3% decrease in the recovery combined with a 25% decrease in the ore grade processed of 3.6g/t (Q4 2012: 4.8g/t). While the lower grade mined was in line with plan, the lower tonnes mined resulted from catching up on the waste mining and also some planned deviations from the schedule to allow softer ore to be mined to ameliorate a breakdown in the crushing circuit during the quarter. The grade mined and processed is expected to increase over the next three quarters. Total cash costs of US$948/oz rose by 33% due to the lower gold produced and sold and the higher strip ratio.

Profit from mining for the quarter of US$24.0 million was lower than the previous quarter’s US$59.6 million, as a result of the lower average gold price received and decreased ounces sold.

A third dividend of US$65.0 million was declared and paid to shareholders in March 2013. The Gounkoto board approved a fourth dividend of US$20 million at the end of April.

As in the previous quarter, no LTIs were recorded during Q1 2013 and the mine achieved 1.68 million LTI free hours.

On 22 March 2013, the Gounkoto mine was certified to be compliant with the ISO 14001 environmental management system standard.

GOUNKOTO STANDALONE RESULTS

	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 31 Mar 2012	12 months ended 31 Dec 2012
Mining
Tonnes mined (000)	8 225	6 942	7 337	28 706
Ore tonnes mined (000)	506	572	666	2 492

Milling
Tonnes processed (000)	382	421	699	2 518
Head grade milled (g/t)	3.6	4.8	3.5	3.9
Recovery (%)	83.3	86.1	89.8	89.7
Ounces produced	37 128	55 550	71 650	283 479
Ounces sold	35 297	59 943	69 076	287 712
Average price received (US$/oz)	1 628	1 708	1 688	1 651
Cash operating costs* (US$/oz)	850	611	642	607
Total cash costs* (US$/oz)	948	714	744	706
Gold on hand at period end# (US$000)	7 487	4 749	4 221	4 749

Profit from mining activity* (US$000)	24 006	59 594	65 251	272 112

Gold sales* (US$000)	57 463	102 366	116 627	475 126

Randgold owns 80% of Gounkoto with the State of Mali owning 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

GOUNKOTO RESOURCES AND RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold*** 80% (Moz)
at 31 December	Category	2012	2011	2012	2011	2012	2011	2012	2011
MINERAL RESOURCES*
Stockpiles	Measured	0.89	0.77	2.13	2.19	0.06	0.05	0.05	0.04

Open pits	Measured	1.17	0.25	2.28	4.36	0.09	0.04	0.07	0.03
	Indicated	19.84	18.60	4.53	4.97	2.89	2.97	2.31	2.38
	Measured and indicated	21.90	19.62	4.32	4.86	3.04	3.06	2.43	2.45
	Inferred	2.51	8.04	3.14	2.20	0.25	0.57	0.20	0.46

Underground	Indicated	4.88	3.55	6.95	6.17	1.09	0.71	0.87	0.56
	Inferred	1.52	6.04	4.78	3.77	0.23	0.73	0.19	0.59

TOTAL MINERAL RESOURCES	Measured Indicated Inferred	2.06 24.72 4.03	1.02 22.15 14.08	2.22 5.01 3.75	2.73 5.17 2.87	0.15 3.98 0.49	0.09 3.68 1.30	0.12 3.19 0.39	0.07 2.94 1.04

MINERAL RESERVES**
Stockpiles	Proven	0.89	0.77	2.13	2.19	0.06	0.05	0.05	0.04

Open pits	Proven	0.91	—	2.72	—	0.08	—	0.06	—
	Probable	16.52	16.19	4.98	5.19	2.64	2.70	2.11	2.16

TOTAL MINERAL RESERVES	Proven and probable	18.32	16.96	4.73	5.06	2.78	2.76	2.23	2.21

*	Open pit mineral resources are the insitu mineral resources falling within the US$1 500/oz pitshell reported at a 0.5g/t cut-off. Underground mineral resources are those insitu mineral resources below the US$1 500/oz pitshell reported at a 2.0g/t cut-off. Mineral resources were generated by Mr Fredrik de Bruin, a consultant and competent person, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person.
**	Open pit mineral reserves are reported at a gold price of US$1 000/oz and 1.27g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Shaun Gillespie, an independent consultant and competent person.
***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto. See comments and US disclaimer on page 72 of the 2012 annual report.

Gounkoto underground project

During the quarter, drilling continued to convert the remaining underground inferred material to the indicated category. The orebody has proven to be geologically complex at depth and more drilling has been required to complete the conversion drilling.

A preliminary economic assessment of the project on the current mineral resources has been completed and confirms its economic viability. A mining options study was completed based on the geotech and geological model. Longhole open stope and cut and fill stoping would be required for the exploitation of the orebody.

A preliminary design and schedule has been produced which delivers a total of 5.8Mt at 6.36g/t for 1.1Moz with an average of 665kt and 129koz per annum from 2016 to 2021, and then an average of 330kt and 61koz per annum from 2022 to 2026.

The financial model, based on the 5.8Mt at 6.38g/t, used the following inputs:

•	Mining cost: US$82.34/tonne

•	Crush and haul cost: US$5.86/tonne

•	Processing cost: US$19.50/tonne

•	G&A: US$10/tonne

•	Royalty: 6%

•	Tax rate: 30%

•	Capital cost excluding preproduction: US$97 million

•	Metallurgical recovery: 92.5%.

FINANCIAL MODEL RESULTS

Gold price/oz	US$1 000	US$1 250	US$1 500	US$1 800
NPV millions (0% discount)	US$54	US$247	US$428	US$646
IRR	17%	47%	73%	100%

The above analysis is based on an underground mining cost of US$82/ore tonne which is significantly higher than Loulo is currently achieving. This is due to the current design which has lower monthly tonnages and requirement for cut and fill stoping which differs from Loulo, although we expect to be able to improve on this estimate going forward.

MORILA

During the quarter, Morila produced 38 547 ounces of gold, 21% lower than the previous quarter (Q4 2012: 48 870 ounces). The decrease in production followed the drop in the ore grade processed from 1.5g/t in the previous quarter to 1.2g/t in the current quarter, in line with plan.

The recovery rate of 90.2% was lower than the previous quarter’s 91.9% due to lower oxygen plant availability. Tonnes treated decreased on the previous quarter from 1 115kt to 1 078kt, due to the repair of the SAG mill gearbox.

The total cash costs of US$758/oz were 8% up on the previous quarter’s US$701/oz, reflecting the lower gold production. Profit from mining of US$32.6 million was down 34% on the previous quarter’s US$49.3 million as a result of the decreased production, lower average gold price received and higher cash cost per ounce, but still ahead of plan.

No LTIs were recorded during this quarter, compared to one in the previous quarter. The LTIFR was 0 with 466 448 LTI free hours being recorded. The previous quarter’s LTIFR was 2.06 per million hours worked.

Following joint negotiation with the Malian authorities by management and the union, and in line with our long term partnership with our host countries, the Minister of Finance has confirmed that gold royalties on the Pit4S pushback project will be suspended for the duration of the project. The State has offered these royalties with an estimated total of US$9.7 million, in order to share the financial risk associated with the project and to ensure the continuation of the additional benefits of taxes and employment at the mine.

The transition of the agribusinesses pilot projects to commercial entities continues, including the following key initiatives:

•	New chicken rearing and layer production unit on track to initiate production in Q2, to reach 10 000 layer production in Q4

•	Seven new standardised medium density fish ponds completed and await stocking in Q2

•	8.6ha high density mango project prepared and planted

•	1 000 hive honey project to be harvested in Q2.

MORILA RESULTS

	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 31 Mar 2012	12 months ended 31 Dec 2012
Mining
Tonnes mined (000)	—	—	—	—
Ore tonnes mined (000)	—	—	—	—

Milling
Tonnes processed (000)	1 078	1 115	1 155	4 453
Head grade milled (g/t)	1.2	1.5	1.6	1.5
Recovery (%)	90.2	91.9	91.4	91.6
Ounces produced	38 547	48 870	54 631	202 513
Ounces sold	37 317	48 870	54 631	202 513
Average price received (US$/oz)	1 632	1 710	1 695	1 663
Cash operating costs* (US$/oz)	660	599	567	659
Total cash costs* (US$/oz)	758	701	669	759

Profit from mining activity* (US$000)	32 607	49 290	56 090	183 035

Stockpile adjustment** (US$/oz)	—	—	81	130

Attributable (40%)

Gold sales* (US$000)	24 359	33 425	37 045	134 702

Ounces produced	15 419	19 548	21 852	81 005

Ounces sold	14 927	19 548	21 852	81 005

Gold on hand at period end# (US$000)	786	—	—	—

Profit from mining activity* (US$000)	13 043	19 716	22 436	73 214

*	Refer to explanation of non-GAAP measures provided.
**	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. Total cash cost per ounce includes non-cash stockpile adjustments.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

MORILA RESOURCES AND RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold*** 40% (Moz)
at 31 December	Category	2012	2011	2012	2011	2012	2011	2012	2011
MINERAL RESOURCES*
Stockpiles	Measured	3.86	8.12	1.14	1.24	0.14	0.32	0.06	0.13
	Inferred	40.97	44.48	0.41	0.46	0.53	0.66	0.21	0.27

Open pits	Indicated	1.04	—	3.11	—	0.10	—	0.04	—
	Inferred	0.36	—	3.58	—	0.04	—	0.02	—

TOTAL MINERAL RESOURCES	Measured and indicated	4.90	8.12	1.56	1.24	0.25	0.32	0.10	0.13
	Inferred	41.33	44.48	0.43	0.46	0.58	0.66	0.23	0.27

MINERAL RESERVES**
Stockpiles	Proven	—	1.44	—	1.71	—	0.08	—	0.03
	Probable	3.86	6.68	1.14	1.14	0.14	0.24	0.06	0.10

Open pits	Probable	1.02	—	2.92	—	0.10	—	0.04	—

TOTAL MINERAL RESERVES	Proven and probable	4.88	8.12	1.51	1.24	0.24	0.32	0.09	0.13

*	Open pit mineral resources are those located within US$1 300/oz pit shell at a cut-off equivalent to US$1 500/oz, which is 0.47g/t. Stockpile mineral resources are reported at a US$1 500/oz gold price and reported at a 0.59g/t cut-off. TSF mineral resources are reported at a US$1 500/oz gold price and reported at a 0.34g/t cut-off. Mineral resources were generated by Miss Paula Oligive, an independent consultant, and Mr Adama Kone, an officer of the company, under the supervision of Jonathan Kleynhans, an officer of the company and competent person.
**	Open pit mineral reserves are those located within US$1 300/oz pit shell at cut-off equivalent to US$1 300/oz, which is 0.60g/t. Stockpile mineral reserves are reported at a US$1 300/oz gold price and reported at a 0.68g/t cut-off. Open pit mineral reserves were calculated by Mr Shaun Gillespie, an independent consultant and competent person.
***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 40% interest in the Morila gold mine. See comments and US disclaimer on page 72 of the 2012 annual report.

TONGON

Tongon improved its performance in Q1 2013 compared to Q4 2012 delivering increases in mined volumes, mill throughput, total plant availability, recovery, grid power availability and management which resulted in a reduction in cash operating costs. The improvement was also driven by better teamwork as the reinforced management team began to settle down.

Tongon produced 58 503 ounces gold, 15% above the previous quarter. Factors contributing to the increase were improvement in overall plant stability, a reduction in plant stoppages and power outages and an improved performance of the flotation and concentrate treatment operation. Despite the impact of last quarter’s fire incident on the mill cyclones and flash flotation circuits, gold recovery improved steadily quarter on quarter to 78.2% (Q4 2012: 77.2%). The average grade of ore treated increased slightly to 2.5g/t against the previous quarter.

Mill throughput increased by 10% to 944kt compared to 857kt in the previous quarter. This increase in performance was achieved on the back of a 12% increase in overall plant availability compared to the previous quarter, a decrease in the number and frequency of plant stoppages and a steady improvement through better planned maintenance procedures.

A further ramp-up in mill throughput is being progressively planned for this year with the change-out of four of the existing hydrocone crushers with four vibrocone crushers in Q3 and Q4. This new crushing circuit will enable a finer crushed product which will result in an increased throughput rate. In addition, the mill discharge pumps, mill dilution circuit and cyclone clusters are being upgraded to cope with the forecast increase in mill throughput.

Mill availability increased by 12% to 89.2% from the previous quarter despite some extended plant stoppages required to complete the installation of the new capacitor banks switchgear. The availability improvement is mainly due to the installation of the capacitor banks providing improved grid power stability and sustainability and co-operation from CIE (the power utility) to ensure uninterrupted quality grid power supply. The main benefit from an improved grid supply has been a reduction in the use of diesel generated power which has reduced the mine’s overall operating costs.

Repairs to the mill cyclones and flash flotation circuits damaged by the fire in Q4 2012 have been completed. Final automation and enhancements to the circuits continued in January 2013 with the installation of new higher capacity blowers for both flotation circuits. This resulted in an increase in flotation cell mass pull and steadier operation.

Gold recovery improved quarter on quarter to 78.2%. Recent metallurgical testwork has prompted the mine to procure a gravity recovery circuit to further enhance the recovery in Q3 and Q4 this year. Two additional pump-cells are being installed to increase the residence time in the concentrate treatment circuit by the end of Q2. The new gravity circuit will comprise two KC-QS40 Knelson Gravity and an Intensive Leach Reactor (ILR) with associated electrowinning cells.

The mine continued its improvement in its South Zone pit mining operations in Q1, resulting in a 9% increase in total volumes mined compared to the previous quarter, mainly as a result of the improved mobile fleet availability and utilisation as well as improved blast fragmentation. A total of 6 845kt was mined compared to the previous quarter’s 6 305kt.

Total cash cost per ounce decreased significantly to US$817/oz from US$944/oz in the previous quarter, reflecting the higher production resulting from the increased throughput and recoveries, partially offset by costs associated with repairs following the fire and the power cost in Q4 2012. Gold sold for the quarter was 54 386 ounces, in line with the 54 498 ounces sold in Q4, whilst the profit from mining activity quarter on quarter increased by 8%, reflecting the lower cost of production.

The mine achieved zero LTIs and one million LTI free hours during the quarter and is committed to continue improving the safety management system to ensure a safe working environment.

The mine continued to build on its relationships with the labour union and local communities to ensure cordial industrial and community relations.

TONGON RESULTS

	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 31 Mar 2012	12 months ended 31 Dec 2012
Mining
Tonnes mined (000)	6 845	6 305	4 066	20 380
Ore tonnes mined (000)	929	1 466	844	4 592

Milling
Tonnes processed (000)	944	857	756	3 432
Head grade milled (g/t)	2.5	2.4	2.4	2.5
Recovery (%)	78.2	77.2	80.0	77.4
Ounces produced	58 503	50 660	47 141	210 615
Ounces sold	54 386	54 498	48 887	210 396
Average price received (US$/oz)	1 637	1 703	1 691	1 672
Cash operating costs* (US$/oz)	768	893	684	722
Total cash costs* (US$/oz)	817	944	735	772

Gold on hand at period end# (US$000)	9 718	3 268	—	3 268

Profit from mining activity* (US$000)	44 595	41 325	46 740	189 313

Gold sales* (US$000)	89 010	92 788	82 674	351 805

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. The outside shareholders’ and State’s shares are not free carried interests. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON RESOURCES AND RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold*** 89% (Moz)
at 31 December	Category	2012	2011	2012	2011	2012	2011	2012	2011
MINERAL RESOURCES*
Stockpiles	Measured	2.52	0.89	1.44	1.68	0.12	0.05	0.10	0.04

Open pits	Indicated	32.35	35.54	2.72	2.69	2.83	3.07	2.52	2.74
	Inferred	2.99	12.03	2.50	2.64	0.24	1.02	0.21	0.91

Underground	Indicated	0.46	—	2.59	—	0.04	—	0.03	—
	Inferred	7.07	5.25	2.78	2.73	0.63	0.46	0.56	0.41

TOTAL MINERAL RESOURCES	Measured and indicated	35.34	36.43	2.63	2.67	2.99	3.12	2.66	2.78
	Inferred	10.06	17.28	2.69	2.67	0.87	1.48	0.78	1.32

MINERAL RESERVES**
Stockpiles	Proven	2.52	0.89	1.44	1.68	0.12	0.05	0.10	0.04

Open pits	Probable	31.28	32.21	2.51	2.63	2.53	2.72	2.25	2.42

TOTAL MINERAL RESERVES	Proven and probable	33.79	33.10	2.43	2.60	2.64	2.77	2.35	2.46

*	Open pit mineral resources are the insitu mineral resources falling within the US$1 500/oz pit shell reported at a 0.5g/t cut-off. Underground mineral resources are those insitu mineral resources below the NZ US$1 500/oz pit shell reported at a 2.0g/t cut-off. Mineral resources were generated by Mr Babacar Diouf and Mr Mamadou Ly, both officers of the company, and supervised by Mr Jonathan Kleynhans, an officer of the company and competent person.

**	Open pit mineral reserves are reported at a gold price of US$1 000/oz and 1.39g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Shaun Gillespie, an independent consultant and competent person.
***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 89% interest in the Tongon gold mine. See comments and US disclaimer on page 72 of the 2012 annual report.

PROJECTS AND EVALUATION

KIBALI MINE DEVELOPMENT PROJECT

The Kibali project remained on track during Q1 2013.

Metallurgical facility and infrastructure

During the quarter, the team focused on ramping up concrete production for the metallurgical facility and supporting infrastructure works, establishing the vertical shaft sinking contractor on site, maintaining the advance momentum of the decline contractor in line with the schedule and the open pit mining to ensure the feed schedule for the start of production later in the year.

The key developments during the quarter are highlighted below:

•	First mechanicals installed at metallurgical plant primary crushers and classification area

•	Mill lubrication installation started

•	Vertical shaft site establishment complete

•	Mill girth gears arrived on site

•	Started filling the first two CIL tanks with water

•	Steelwork erection completed at primary crushers and oxide conveyor

•	Elution columns and regeneration kiln installed

•	Construction of main diversion channel on track

•	Manufacturing of headgear started

•	Completed first 1 500 metres of the airstrip construction

•	Started installation of metallurgical plant electrical control system.

Mining

The open pit mining contractor continued its ramp-up during the quarter and reached a production rate of 1 million BCMs per month, as per the mining schedule.

KIBALI RESULTS

	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 31 Mar 2012	12 Months ended 31 Dec 2012
Mining
Tonnes mined (000)	5 096	3 781	—	5 516
Ore tonnes mined (000)	1 040	97	—	97

The vertical shaft pre sink has started with 45% of excavations completed for the kibble and winder house. The boxcut for the vertical shaft has been excavated and subsequent civil work completed including further sinking down to 14.8 metres. The excavation of the toe in and the final concrete lining back up to connect with the sub bank at -7 metres is also complete.

The declines reached a length of 229 metres by the end of the quarter, slightly ahead of schedule.

The stockpile status at the end of the quarter was 1 109kt at an average of 2.01g/t, made up of 633kt at 2.76g/t already on the ROM pad and 476kt at 1.10g/t on the rehandle low grade stockpile.

Relocation Action Plan (RAP)

The RAP activity increased during the quarter, ramping up to deliver an average 95 houses per week, with 815 houses completed and 350 families moved during the quarter. The Catholic Church complex is also nearing completion with all the buildings completed except the Church which is still under construction.

Capital expenditure

Project expenditure continued at a steady state with a total of US$199.2 million (full project value) incurred during the quarter. As part of a review of cash flows, the project has rescheduled a portion of the project work related to the sulphide stream, planned for the current year into early 2014. This is not expected to materially impact the forecast production schedule, but reduces the peak funding requirement in this year, and consequently capital expenditure for the project for 2013 has reduced by US$ 50 million and is now estimated at approximately US$700 million.

Safety

Safety at the Kibali project improved markedly during the quarter under review, with five LTIs recorded but the lowest LTIFR to date of 1.25, compared to the previous quarter’s LTIFR of 1.67. The contractors working in the metallurgical plant recorded their first 1 000 000 injury free hours. Additional training is being conducted to improve safety awareness.

Operational readiness

Key appointments have been made to the operational team, with the GM operations, metallurgical manager, operations manager and all heads of department having been appointed.

More than 60 operators have been selected to undergo operator training at one of the Randgold’s operating mines in West Africa following psychometric testing of people currently working on the construction programme. The training will begin during May 2013 and a further group will be selected during that month.

KIBALI RESOURCES AND RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold*** 45% (Moz)
at 31 December	Category	2012	2011	2012	2011	2012	2011	2012	2011
MINERAL RESOURCES*
Stockpiles	Measured	0.07	—	2.16	—	0.01	—	0.002	—

Open Pits	Measured	4.29	—	3.01	—	0.42	—	0.19	—
	Indicated	76.41	78.24	2.13	2.03	5.23	5.10	2.35	2.30
	Inferred	38.42	44.13	1.93	1.82	2.39	2.58	1.08	1.16

KCD underground	Indicated	53.90	51.11	5.44	5.44	9.43	8.94	4.24	4.02
	Inferred	16.98	19.77	2.79	3.16	1.52	2.01	0.69	0.90

TOTAL MINERAL RESOURCES	Measured and indicated	134.68	129.35	3.48	3.38	15.08	14.04	6.78	6.32
	Inferred	55.40	63.90	2.20	2.23	3.91	4.58	1.76	2.06

MINERAL RESERVES**
Stockpiles	Proven	0.07	—	2.16	—	0.01	—	0.002	—

Open pits	Proven	3.54	—	3.26	—	0.37	—	0.17	—
	Probable	40.64	42.35	2.54	2.49	3.32	3.40	1.49	1.53

KCD underground	Probable	38.64	36.27	5.81	5.84	7.22	6.81	3.25	3.06

TOTAL MINERAL RESERVES	Proven and probable	82.89	78.62	4.10	4.04	10.92	10.21	4.91	4.59

*	Open pit mineral resources are the insitu mineral resources falling within the US$1 500/oz pit shell reported at a cut-off of 0.5g/t. Underground mineral resources are those insitu mineral resources at the KCD deposit that fall below the 5 685m RL elevation, reported at a cut-off of 1.5g/t. Mineral resources were generated by Mr Ernest Doh, an officer of the company and competent person.
**	Open pit mineral reserves were reported at a gold price of US$1 000/oz and an average cut-off of 0.9g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Nicholas Coomson, an officer of the company and competent person. Underground mineral reserves were reported at a gold price of US$1 000/oz and a cut-off of 2.2g/t and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr Dan Donald and Mr Tim Peters, both independent consultants and competent persons.
***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold project. See comments and US disclaimer on page 72 of the 2012 annual report.

MASSAWA

During the quarter, a 5 by 5 metre grade control orientation programme was completed on the Central Zone of the Massawa deposit over a strike length of 140 metres, to better understand the grade distribution and controls to mineralisation. The interpretation of the drilling has identified that the ore lodes are significantly thinner than previously interpreted, but show good continuity over strike and depth and contain higher grade than previously interpreted. The high grades are spatially associated with a felsic porphyry with a higher concentration of very high grade adjacent to the porphyry. This is expected to lower the tonnes but increase the grade when compared to the current resource model. The lodes range between 2 to 9 metres wide and thus will require selective mine equipment to exploit. Based on the close spaced drilling results, a study is currently underway to evaluate the optimal spacing of drilling required to accurately model the orebody.

A total of 18 tonnes of metallurgical sample has been shipped to Hazen in Denver for preparation of the pilot study composite samples. Samples have been geologically selected to represent the orebody. Each sample will be crushed and then a subsample collected for full geochemical analysis. Block models of various elements will be generated from the geochemical results which will direct the sample composition of the flotation composites. The flotation samples are expected to be composited during July this year and pilot testwork is planned for 2014.

MASSAWA RESOURCES AND RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold*** 83% (Moz)
at 31 December	Category	2012	2011	2012	2011	2012	2011	2012	2011
MINERAL RESOURCES*
Open pits	Indicated	37.33	37.33	2.65	2.65	3.18	3.18	2.65	2.65
	Inferred	1.19	1.19	3.31	3.31	0.13	0.13	0.11	0.11
Underground	Inferred	2.18	2.18	4.24	4.24	0.30	0.30	0.25	0.25
Total mineral resources	Indicated Inferred	37.33 3.36	37.33 3.36	2.65 3.92	2.65 3.92	3.18 0.42	3.18 0.42	2.65 0.35	2.65 0.35
MINERAL RESERVES**
Open pits	Probable	20.73	20.73	3.07	3.07	2.05	2.05	1.70	1.70
Total mineral reserves	Proven and probable	20.73	20.73	3.07	3.07	2.05	2.05	1.70	1.70

*	Open pit mineral resources are the insitu mineral resources falling within the US$1 500/oz pit shell reported at a 0.5g/t cut-off. Underground mineral resources are those in situ mineral resources below the US$1 500/oz pit shell of the North 2 deposit reported at a 2.0g/t cut-off. Mineral resources were generated by Mr Babacar Diouf, an officer of the company and competent person.

**	Open pit mineral reserves are reported at a gold price of US$1 000/oz and 1.1g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Onno ten Brinke, in the capacity of independent consultant, and reviewed by Mr Rodney Quick, an officer of the company and competent person.

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 83% interest in Massawa. See comments and US disclaimer on page 72 of the 2012 annual report.

EXPLORATION

During this quarter, which falls in the middle of the exploration field season, the projects have built on the foundations laid in Q4 2012 with the testing of numerous targets both around our mines and on our greenfields projects. Brownfields work continues to add potential and flexibility to the operations with the Baboto target being drilled out at Loulo, drilling for the Gounkoto underground feasibility project nearing completion and a number of near mine targets at Kibali confirming they have the potential to deliver high grade ounces.

This quarter also saw Randgold advance its strategy of partnering with junior mining companies on early stage exploration projects with the signing of a joint venture agreement with Goldstone Resources on their Sangola permit in Senegal which is located along strike to the immediate south of our Massawa project area. Exploration work to date has identified four targets in favourable structural as well as geological settings which we aim to start drill testing in Q2.

In Q1 we had 15 rigs drilling on seven different project sites in four countries: Gounkoto, Loulo satellites, Massawa and Massawa satellites, Tongon, Boundiali and Kibali.

MALI

Gounkoto

The prefeasibility drilling programme on the underground project at Gounkoto continued throughout the quarter. Eleven deep holes for 8 939.9 metres were completed with the majority (nine) testing the deepest parts of the underground target to enable the conversion of inferred ounces to indicated. All holes intersected and confirmed the presence of the mineralised lodes in the Jog Zone and enabled an update to the geological model which will form the foundation for an updated resource estimate and mine design.

A number of the holes drilled returned lower grades and thicknesses than the existing model highlighting the highly variable nature of the gold grade in this part of the deposit and where previous drilling had been widely spaced. Highlights of the Jog Zone programme this quarter include hole GKDH383, which returned 24.6 metres at 15.25g/t, including 14.95 metres at 20.62g/t from the northern limit of MZ3 where the resource model predicted 5.59g/t. Another opportunity is the south plunging extension of the high grade mineralisation which is currently being drill tested.

INTERSECTIONS FROM THE GOUNKOTO JOG ZONE DRILLING THIS QUARTER

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including	Zone
GKDH368	525.20	534.80	9.60	6.54	4.58	1.90m @ 18.41g/t from 531.7m	MZ2
GKDH381	712.60	725.10	12.50	10.68	0.86		MZ2
GKDH373	779.00	813.30	34.30	24.83	4.15	7.6m @ 11.16g/t from 793m	MZ2
GKDH382	605.80	610.05	4.25	3.65	1.98		MZ3
GKDH372	691.50	706.40	14.90	5.95	0.37		FW
GKDH374	825.15	829.80	4.65	3.00	0.67		MZ2
GKDH378	632.00	686.50	54.50	42.51	1.63	2.2m @ 6.89g/t from 633m and 4.75m @ 4.67g/t from 682.6m	MZ3
GKDH383	467.55	492.15	24.60	20.42	15.25	14.95m @ 20.62g/t from 477.2m	MZ3

Across the Faraba district, around Gounkoto, gradient-array Induced Polarisation (IP) geophysical surveys have been carried out to assist with the mapping of bedrock litholgies and structures beneath the extensive transported material associated with the drainage system of the Falémé River. Updated interpretations using this data are generating new targets, some of which have been tested during the quarter. At Gounkoto SW, RC drilling intersected broad alteration but low grade gold mineralisation (0.5g/t) in a geological setting comparable to Gounkoto. The new data layers are being integrated with the drill results to assist in vectoring towards potentially more significant mineralisation.

INTERSECTIONS FROM THE GOUNKOTO SW PROGRAMME

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including
GSWRC03	122.00	130.00	8	5.83	0.69
GSWRC03	152.00	180.00	28	14.88	0.82	2m @ 4.61g/t from 174m
GSWRC13	66.00	112.00	46	28.38	0.67
GSWRC13	248.00	252.00	4	3.6	1.59
GSWRC09	72.00	81.00	9	6.5	0.41
GSWRC09	218.00	226.00	8	6.28	0.48
GSWRC11	40.00	52.00	12	11.03	1.12	1m @ 4.02g/t from 47m
GSWRC11	74.00	82.00	8	7.02	0.28
GSWRC12	160.00	168.00	8	7.21	0.39
GSWRC12	180.00	183.00	3	2.83	0.25
GSWRC10	10.00	19.00	9	8.22	0.6

Loulo

Work at all levels of the resource triangle continues on the Loulo permit.

At Gara, the first of a series of deep holes to be drilled below the current block model was completed, to test for the possible continuity of the higher grade mineralisation associated with the SSW plunge of the Gara fold axes. The hole confirmed the model, however it returned a low grade intersection of 14.17 metres at 0.1g/t from 991 metres.

At Yalea, a deep exploration hole is in progress to test the southern plunge of the high grade ‘purple patch’ mineralisation. The hole intercepted the possible northern extension of Yalea Ridge South target which returned 8 metres at 1.19g/t, the main zone is expected to be intersected at approximately 1300 metres down the hole. The results of the infill hole YDH262, which was drilled in Q4, were received and confirmed the model of the southern plunge of high grade mineralisation from the ‘purple patch’ with an intersection of 14.85 metres at 4.17g/t, including 2.80 metres at 15.58g/t which upgrades the block model in this area. Hole YDH265, drilled below the underground reserve boundary, returned 2.75 metres at 12.58g/t from 887.50 metres.

At Baboto, RC drilling was completed with 14 RC holes for 1 099 metres. Much of this work was infill drilling confirming extensions to mineralisation at both the southern and northern limits of the Southern Zone deposit. One hole drilled at Baboto North, has highlighted the potential for a short strike length lode of high grade mineralisation, with an intersection of 99 metres at 4.08g/t from 7 metres, including 12 metres at 17.84g/t from 29 metres.

BABOTO Q1 PROGRAMME RESULTS

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including	Zone
BNRC286	7.00	106.00	99.00	63.50	4.08	12m @ 17.84g/t	Baboto North Main Zone
BNRC288	4.00	47.00	43.00	27.69	0.83		Baboto North Main Zone
BNRC311	11.00	78.00	67.00	43.22	1.61	3m @ 5.13g/t	Baboto North Main Zone
BNRC239	20.00	28.00	8.00	5.59	2.17		Baboto South Main Zone
BNRC329	31.00	36.00	5.00	3.47	4.95	3m @ 7.13g/t	Baboto South Main Zone
BNRC330	17.00	21.00	4.00	2.79	5.73		Baboto South Main Zone
BNRC280	24.00	46.00	22.00	15.30	3.26		Baboto South Main Zone
BNRC328	36.00	51.00	15.00	9.96	2.20		Baboto South Main Zone
BNRC326	87.00	93.00	6.00	3.85	4.93	4m @ 6.08g/t from 89m	Baboto South Main Zone
BNRC316	38.00	70.00	32.00	21.37	1.31		Baboto South Main Zone
BNRC325	76.00	138.00	62.00	41.89	0.49		Baboto South Main Zone
BNRC315	15.00	34.00	19.00	12.50	3.26	3m @ 8.52g/t from 18m	Baboto South Main Zone
BNRC313	23.00	42.00	19.00	11.06	1.18		Baboto SouthSE Zone
BNRC317	16.00	31.00	15.00	8.74	2.18		Baboto SouthSE Zone
BNRC323	0.00	25.00	25.00	16.81	2.48	3m @ 6.13g/t from 15m	Baboto SouthSE Zone
BNRC322	35.00	44.00	9.00	5.24	0.14		Baboto SouthSE Zone
BNRC321	2.00	43.00	41.00	24.01	1.69	3m @ 11.03g/t from 16m	Baboto SouthSE Zone
BNRC312	2.00	30.00	28.00	16.39	1.01		Baboto SouthSE Zone

At Yalea Ridge South, the reinterpretation of the geological model is in progress with the integration of data from a recent IP geophysical survey. The mineralisation locates within a NE structural corridor bounded to the east by an interpreted thrust placing younger fine grained sediments on top of prospective coarser grained sediments in the west. Results from a trench on the structure include 2.9 metres at 5.96g/t.

At Iron Hill, a second phase of RC drilling programme was completed, testing a 1.5 kilometre gold in soil anomaly and following on encouraging results from previous RAB drilling. The results received to date have not been positive with very narrow and weak alteration or deformation observed. This target will be removed from the resource triangle.

At Gara South, the recent IP survey shows the continuity of the Gara quartz tourmaline unit to the west of gossanous quartzites and a set of tight NE folds controlled by NW and NE structures. The reinterpretation of the geological model is in progress and further drilling will be proposed in Q2.

Underground exploration

At the Loulo underground operations drilling continued throughout the quarter. A total of 34 diamond holes for 7 696 metres were drilled at Yalea and Gara.

Yalea underground

At Yalea, a total of 16 holes for 2 500 metres were drilled to investigate three targets: the northern part of Yalea (which was out of reserve), the top of the ‘purple patch’ near the EW fault and the EW fault itself between Yalea North and Yalea South.

Six holes for 681 metres were drilled in the north to probe the low grade inferred material and confirmed the medium grade in this area. The weighted average intersection for those holes was 8.50 metres at 3.10g/t compared with 12.60 metres at 3.34g/t from the resource model.

Eight holes for 1 657 metres were drilled to investigate the top of the ‘purple patch’ close to the EW fault. The weighted average intersection for those holes was 7.56 metres at 7.15g/t which highlights an opportunity to extend the top boundary of the ‘purple patch’.

Two holes were drilled from 168L south to target the Yalea South orebody on the south side of an EW dextral fault. Drilling through the fault confirmed it to be 7 metres in true thickness, no core loss was encountered, and there was no major ingress of water. The fault has caused a displacement of about 30 metres to the orebody to the south of the fault.

Gara underground

At Gara, a total of 21 diamond holes for 4 140 metres were drilled from 140L stock pile and CD03 to fill the gaps in the existing drilling and also investigate lower grade blocks adjacent to high grade zones within the resource model. The weighted average actual grade for those holes was 9.41 metres at 3.85g/t compared with 8.10 metres at 4.42g/t from the resource model, which is in line with the known variability of the Gara orebody.

Bambadji

During the quarter, field work has been in progress at a number of targets resulting in three being removed from the triangle for failing to pass our filters (Coward, Bandiasse and North Kolgold). Five new targets have been identified in the south of the permit and the team is working through this portfolio with the aim of having robust models with potential to host world class deposits ready for drill testing in Q2. The Kolgold target tested in Q4 has been rejected due to a lack of potential for a large mineralised system in folded, fine grained sediments.

At Mid-Kabewest, rock and grab-samples mainly from artisanal pits returned high grade values (up to 18.1g/t) along 1.8 kilometre of strike on a NS striking, east dipping shear zone crosscut by a NNE gossanous structure. This target requires further follow up and mapping in Q2 to establish a model to drill test.

At the Zonze target, a NW trending, west dipping iron structure, mainly under lateritic cover, is being mined by artisanal workers where rock samples returned high grade values up to 31.0g/t. The mineralisation is hosted by pink quartzite with local quartz-carbonate veining flanked by a barren tourmaline greywacke. Breccias with strong sulphide mineralisation have also been observed here.

Field mapping in the south of the permit generated a number of new targets including Garaboureya, where good rock sample values (up to 2.71g/t) were collected from quartzites with strong silica and iron oxide alteration.

Mali South

During the quarter work at Mali South was focused on the completion of a pitting programme over the priority targets in the Nimissila-Dinfola area along with semi-detailed mapping. All results are below detection. The team is now embarking on what is likely to be the last quarter of field work on this joint venture should no targets show the potential to be a new discovery.

SENEGAL

At Massawa, further analysis of the results from the completed grade control orientation programme on the Central Zone is in progress.

This programme identified seven mineralised zones and three main quartz antinomy structures compared to two structures in the previous model, and two low grade mineralised zones.

Following geological and statistical analysis of the mineralised lodes defined by the drilling, the grades and widths of the new lodes are:

•	Ore 1:6.42 metres at 2.21g/t

•	Ore 2: 6.46 metres at 3.21g/t

•	Ore 3: 6.95 metres at 3.66g/t

•	Ore 4: 5.91 metres at 3.87g/t

•	Ore 5: 11.63 metres at 7.16g/t

•	Ore 6: 3.52 metres at 5.15g/t

•	Ore 7: 2.59 metres at 2.56g/t

This drilling, which covers just 10% of the strike of the Central Zone, has significantly upgraded our understanding of the high grade mineralisation. The opportunity is that the selective mining of these units provides a high grade, low tonnage, gravity recoverable ore which is a requirement of the larger, refractory Massawa orebody. Additionally, these grades would support underground mining and the size of the Massawa system provides good potential for the hosting of additional zones of this material. However a large amount of drilling is required to delineate this mineralisation due to its high variability.

A similar grade control programme to that drilled in the Central Zone has been planned to test the Northern Zone. The drill programme consists of 6 560 metres and will drill a grid of 5 by 10 metres.

Regional work continues at a number of targets across the Mako belt where the team has been working on soil sampling and mapping. So far, the only high grade results received this quarter are being returned from material containing quartz veins from artisanal workings. Weak results from the drilling at Kawsara and Sophia South in Q4 2012 failed to identify any significant mineralised systems and the targets have been rejected.

COTE D’IVOIRE

At Tongon, work has been focusing on both greenfields and near mine targets such as Belokolo and Korokaha and the corridors of Tongon East-Sumo and Katula-Tease which all appear to host prospective structural settings. During the quarter, an RC/AC drill rig has tested three targets. Results received from two of these, Katosol and Belokolo, were only weakly anomalous and the targets have now been removed from the resource triangle. Results are pending from the drilling at Zievogo.

Soil geochemistry programmes were carried out at Soloni South along a plus 8 kilometre structural corridor, while field traverses and detailed geochemistry are underway at Koro and at Korokaha, both within a 15 kilometre radius of the Tongon mine.

At Diaouala, mapping, pitting and trenching have continued to focus on priority targets to the south of the permit to identify new drill opportunities and to progress targets in the resource triangle. Corridors extending over seven kilometres and hosting significant rock anomalism (plus 8g/t) and alteration are being delineated and three targets are already being prepared for drilling in Q2.

The work completed in the Boundiali permit includes the preparation for drilling on five targets located on a major structure at the contact between mafic volcanics and sediments. Simultaneously, the team has been testing the next level of targets with pitting and lithosampling, to identify further drill opportunities. An RC rig was onsite at the end of the quarter to start drilling on the Fonondara target in the south of the permit.

At a more regional level, Randgold acquired the Fapoha North and Fapoha South permits during the quarter. These permits lie along strike to the South of the Nielle permit on the Senefou belt and are considered highly prospective. Decrees extending the validity for the Boundiali, Mankono and Dabakala permits after the lifting of the ‘force majeure’, from between two and three years before their first renewal, were also received from the Côte d’Ivoire government. Work on these permits has already begun with field reconnaissance visits and the designing of regional soil geochemistry programmes. Other permits which have been approved by the Comine in Côte d’Ivoire include Koassi Datekro and Tiorotieri.

BURKINA FASO

Trenching, pitting and groove sampling were completed over structural targets interpreted at Kampti based on encouraging results received from regional soils and lithosampling programmes which previously indicated substantial strike potential associated with continuous surface rock samples results of up to 39g/t. These are coincident with >30ppb soil anomalies and large artisanal workings along corridors striking NNW/NS and NE throughout the permit. However, results from this work confirm that the mineralised structures are narrow (less than 5 metres wide) and associated with veining on the margins of felsic intrusives and not a target type that passes Randgold’s filters. A number of targets on the permit have been rejected. The team has therefore turned to evaluating low level anomalies with no artisanal workings.

Two permit applications were made for permits on the Hounde belt.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

Both brownfield and greenfields work has been advanced during the quarter as the mine builds up to production at the end of the year. At KCD drilling has started on the conversion of 0.5Moz at plus 4g/t to the indicated category within the 9000 lode. Four holes have been completed and encouraging results have been received including DDD568: 12.5 metres at 19.6g/t.

KCD DRILLING RESULTS

Hole ID	From (m)	To (m)	DH Width (m)	True width (m)	Grade (g/t)	Lode	Including
DDD558	3.00	7.00	4.00	3.80	0.96
	85.00	88.00	3.00	2.80	1.57	3000
	450.00	463.80	13.80	13.00	4.90	9000	4m @ 14.19g/t from 458m
	472.00	492.00	20.00	18.80	1.18	9000 FW
DDD561	25.50	29.00	3.50	3.30	9.45
	94.00	106.00	12.00	11.50	2.88	3000
	412.00	445.00	33.00	33.00	3.07	9000	4m @ 15.25g/t from 431m
DDD562	28.00	38.00	10.00	9.30	1.38
	121.00	165.00	44.00	41.30	3.84	3000	22m @ 5.53g/t from 125m
	476.00	491.00	15.00	13.70	3.40	9000 HW	9m @ 4.99g/t from 476m
	499.00	535.30	36.30	32.30	1.50	9000 HW	11.3m @ 3.64g/t from 524m
	543.00	554.00	11.00	9.90	4.70	9000	5m @ 8.21g/t from 549m
DDD568	87.30	100.00	12.70	11.90	2.63	5000
	107.00	125.40	18.40	17.30	2.60	5000	2m @ 7.56g/t from 115m
	449.50	462.00	12.50	12.20	19.59	9000	1.8m @ 9.9g/t from 122.2m
	472.00	532.00	60.00	59.20	1.29	9000	1.7m @ 8.66g/t from 511m

Drilling has also begun testing a 450 metre down plunge extension to the 3000 and 5000 lodes at KCD where previous drilling confirmed high grade mineralisation is open: DDD563A - 23 metres at 1.78g/t from 276 metres, 57 metres at 2.1g/t from 327 metres, 27 metres at 7.18g/t from 491.8 metres and 77.2 metres at 3.29g/t from 563.8 metres.

At Mandungu, 1.8 kilometres to the south of the KCD pit, two holes were drilled this quarter to test the surface mineralisation associated with a folded banded iron formation unit: MADU001 returned 1 metre at 1.12g/t and MADD0002, a deeper hole intersected a large package of banded chert which is intensely deformed and folded with strong silica-carbonate-albite alteration from 94.88 metres to 149.50 metres representing a 54.62 metre intersection. The alteration zone hosted weak disseminated pyrite (<1%), with trace arsenopyrite and pyrrhotite. Results are pending.

At the Rhino target, eight RC holes and five diamond drill holes were drilled this quarter, which have identified the potential for a 30 metre wide, high grade zone of mineralisation, grading above 5g/t surrounded by a lower grade (1.1g/t) envelope. Further closer-spaced drilling as well as deeper, down plunge drilling is currently being motivated.

Regional work including lithosampling and pitting on a number of targets across the permit has also been completed this quarter. Targets such as Agbarabo East, Gimbia, Sayi, Mofu and Rambi have returned mineralised values from this sampling and models at these targets will be further tested in Q2.

Kilo JV

In Q4 2012, Randgold announced a new joint venture with Kilo Goldmines in the DRC which provides us with a new package of permits covering prospective Archaen age geology over the Northern Ngayu and Southern Isiro greenstone belts in NE DRC.

A helicopter based reconnaissance visit of the area was carried out by the generative team in Q1. A preliminary geological interpretation based on remote sensing data and field reconnaissance, shows the area to host Kibalian aged volcano-sedimentary sequences with ironstone horizons that have been thrusted and rotated into D2 shears.

Sixteen preliminary target areas were identified and investigated in the field, confirming the prospective structural setting as interpreted from remote data. A multi-element soil geochemical programme covering 1 030km2 of the most prospective ground is proposed.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

US$000	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012 (Restated)+	Quarter ended 31 Mar 2012 (Restated)+	12 months ended 31 Dec 2012 (Restated)+
REVENUES
Gold sales on spot	284 687	348 172	234 292	1 183 127
Total revenues	284 687	348 172	234 292	1 183 127

Other income	7 682	4 010	2 440	12 555

Total income	292 369	352 182	236 732	1 195 682

COST AND EXPENSES
Mine production costs	136 129	136 956	91 306	438 331
Movement in production inventory and ore stockpiles	(18 492)	(11 579)	(12 651)	(43 716)
Depreciation and amortisation	49 845	33 625	21 233	117 991
Other mining and processing costs	17 577	21 887	15 033	75 770
Mining and processing costs	185 059	180 889	114 921	588 376

Transport and refining costs	578	874	794	2 718

Royalties	14 397	17 930	11 235	59 710

Exploration and corporate expenditure	12 985	6 249	10 582	39 033

Other expenses	—	—	4 227	—

Total costs	213 019	205 942	141 759	689 837

Finance income	486	1 321	791	2 048
Finance costs	(3 408)	(905)	(24)	(984)
Finance income/(costs)—net	(2 922)	416	767	1 064

Share of profits of equity accounted joint ventures	8 947	11 022	14 238	40 927

Profit before income tax	85 375	157 678	109 978	547 836

Income tax expense	(3 760)	(14 128)	(5 970)	(37 054)

Profit for the period	81 615	143 550	104 008	510 782

Other comprehensive income
Gain/(loss) on available-for-sale financial assets	(884)	(1 258)	464	(2 919)

Share of equity accounted joint ventures other comprehensive income	(164)	(6)	133	(182)

Other comprehensive income/(expense)	(1 048)	(1 264)	597	(3 101)

Total comprehensive income	80 567	142 286	104 605	507 681

Profit attributable to:
Owners of the parent	69 648	121 523	89 382	431 638
Non-controlling interests	11 967	22 027	14 626	79 144

	81 615	143 550	104 008	510 782

Total comprehensive income attributable to:
Owners of the parent	68 600	120 259	89 979	428 537
Non-controlling interests	11 967	22 027	14 626	79 144

	80 567	142 286	104 605	507 681

Basic earnings per share (US$)	0.76	1.32	0.97	4.70

Diluted earnings per share (US$)	0.75	1.31	0.96	4.65

Average shares in issue (000)	92 191	92 055	91 782	91 911

+

Following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of comprehensive income (impact of accounting policy change)’ for details.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

US$000	At 31 Mar 2013	At 31 Dec 2012 (Restated)+	At 31 Mar 2012 (Restated)+
Assets
Non-current assets
Property, plant and equipment	1 313 670	1 294 865	1 184 898

Cost	1 661 431	1 592 781	1 389 209
Accumulated depreciation and amortisations	(347 761)	(297 916)	(204 311)

Deferred tax	1 970	1 970	—

Investments in equity accounted joint ventures	950 243	816 500	582 584
Other investments in joint ventures	45 015	43 947	49 532
Total investments in joint ventures	995 258	860 447	632 116

Total non-current assets	2 310 898	2 157 282	1 817 014

Current assets
Inventories and ore stockpiles	298 617	272 609	203 354
Trade and other receivables	219 628	202 129	121 962
Cash and cash equivalents	250 210	373 868	423 752
Available-for-sale financial assets	2 119	3 003	7 307

Total current assets	770 574	851 609	756 375

Total assets	3 081 472	3 008 891	2 573 389

Equity attributable to owners of the parent	2 695 747	2 619 014	2 293 518
Non-controlling interests	157 604	158 673	118 978

Total equity	2 853 351	2 777 687	2 412 496

Non-current liabilities
Loans from minority shareholders	3 151	3 249	3 300
Deferred tax	23 671	29 355	26 540
Provision for rehabilitation	52 575	52 575	34 624

Total non-current liabilities	79 397	85 179	64 464

Current liabilities
Trade and other payables	133 973	133 441	89 429
Current tax payable	14 751	12 584	7 000

Total current liabilities	148 724	146 025	96 429

Total equity and liabilities	3 081 472	3 008 891	2 573 389

+

Following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of financial position (impact of accounting policy change)’ for details.

These results are presented as the first quarter report. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2012 except for the change in accounting policy on joint venture accounting, and which will form the basis of the 2013 annual report. No other new or amended accounting standards effective for 2013 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34—Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2012, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2012 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Following the introduction of IFRS 11 Joint Arrangements, the group was required to change its accounting policy on joint ventures from 1 January 2013, with prior periods restated accordingly. Refer to ‘Change in accounting policy – Accounting for investments in equity accounted joint ventures’ for details including a reconciliation to the results presented under the previous accounting policy. The group’s share of its joint ventures have been disclosed as a single line item as ‘total investments in joint ventures’ measured at the aggregate of the carrying amounts of the assets and liabilities that had previously been proportionately consolidated (previously shown on each line of the statement of financial position) at 1 January 2011, excluding minorities, together with the group’s subsequent share of profits and losses of the joint ventures, its share of other comprehensive income and expense, additional investment funding less joint venture dividends.

Property, plant and equipment at cost increased by US$68.7 million for the quarter ended 31 March 2013. This can be mainly attributed to capital expenditure at Loulo on decline developments at the Yalea and Gara underground mines. The group’s capital commitments (including its share of its equity accounted joint ventures) at 31 March 2013 amounted to US$116 million with the majority relating to Kibali (US$103 million).

Investments in equity accounted joint ventures reflect the group’s share of its equity accounted investments in Kibali, Morila, and its asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to RAL 1 Limited, one of the group’s asset leasing joint ventures. The total investment in joint ventures primarily represents the original cost of acquiring Kibali, subsequent funding of the Kibali capital expenditure and the group’s interest in leasing assets as Morila has repaid its capital and is paying regular dividends. The increase of US$134.8 million in total investments in joint ventures mainly reflects funds advanced to Kibali during the quarter for the construction of the Kibali project which is substantially included within the joint venture’s underlying balance sheet as property, plant and equipment and cash.

The increase of US$26.0 million in inventories and current ore stockpiles is primarily a result of the increase in ore stockpiles at Tongon and Gounkoto, as well as an increase in stores consumables at Loulo and Gounkoto due to increased demand.

The increase in trade and other receivables of US$17.5 million since 31 December 2012 is substantially due to an increase in recoverable VAT balances at Loulo and Kibali, as well as increased advances to contractors at the Loulo-Gounkoto complex and at Tongon. The group had received claims for various taxes from the State of Mali totalling US$86.2 million, in respect of the Loulo, Gounkoto and Morila mines. Having taken professional advice, the group considers the claim to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. However, it may be necessary to instigate arbitration proceedings to resolve these disputes. No provision is made in respect of the claim amounts.

The decrease in cash of US$123.7 million since 31 December 2012 largely reflects the group’s continued investment in capital expenditure in its subsidiaries, additional investments in joint ventures to fund capital expenditure, as well as the State of Mali’s portion of the Gounkoto dividends (US$13.0 million) which were paid in March 2013.

The decrease in deferred taxation of US$5.7 million year on year mainly relates to a deferred tax release on the Yalea capitalised stripping cost at Loulo due to mining which occurred during the quarter.

Current tax payable of US$14.8 million is in line with the prior year and relates to Loulo. Gounkoto is currently in a tax holiday, following the signing of the mining convention in March 2012. Tongon also benefits from a five year tax holiday from the start of production in December 2010.

CONSOLIDATED CASH FLOW STATEMENT

US$000	Quarter ended 31 Mar 2013	Quarter ended 31 Mar 2012 (Restated)+	12 months ended 31 Dec 2012 (Restated)+
Profit after tax	81 615	104 008	510 782
Income tax expense	3 760	5 970	37 054

Profit before income tax	85 375	109 978	547 836
Share of profits of equity accounted joint ventures	(8 947)	(14 238)	(40 927)
Adjustment for non-cash items	57 949	27 716	140 563
Effects of change in operating working capital items	(46 735)	(63 632)	(184 387)

Receivables#	(21 114)	(29 405)	(120 737)
Inventories and ore stockpiles	(26 008)	(12 347)	(81 602)
Trade and other payables	387	(21 880)	17 952

Dividends received from equity accounted joint ventures	8 000	20 000	72 326
Income tax paid#	(3 615)	(1 987)	(11 182)

Net cash generated from operating activities	92 027	77 837	524 229

Additions to property, plant and equipment	(68 650)	(82 567)	(272 207)

Decrease in available-for-sale insurance assets	—	—	920

Funds invested in equity accounted joint ventures	(134 028)	(40 528)	(298 283)

Loans repaid by equity accounted joint ventures	—	—	3 472

Net cash used by investing activities	(202 678)	(123 095)	(566 098)

Proceeds from issue of ordinary shares	29	5 790	14 077

Dividends paid to company’s shareholders	—	—	(36 737)

Dividends paid to non-controlling interests	(13 036)	—	(24 823)

Net cash (used by)/generated from financing activities	(13 007)	5 790	(47 483)

Net decrease in cash and cash equivalents	(123 658)	(39 468)	(89 352)
Cash and cash equivalents at beginning of period	373 868	463 220	463 220

Cash and cash equivalents at end of period	250 210	423 752	373 868

+

Following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of cash flow (impact of accounting policy change)’ for details.

#	The 2012 comparatives include immaterial reclassifications between receivables and income tax paid to provide consistent classification with the current period.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital US$000	Share Premium US$000	Other reserves* US$000	Retained earnings+ US$000	Total equity attributable to owners of parent+ US$000	Non- controlling interests+ US$000	Total equity+ US$000
Balance— 31 Dec 2011 (as previously reported)	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	111 950	2 303 216
Change in accounting policy+	—	—	—	—	—	—	(7 598)	(7 598)
Balance—31 Dec 2011 (restated)	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	104 352	2 295 618
Share of other comprehensive income of associates	—	—	—	133	—	133	—	133
Fair value movement on available-for-sale financial assets	—	—	—	464	—	464	—	464
Other comprehensive income	—	—	—	597	—	597	—	597
Net profit for the period	—	—	—	—	89 382	89 382	14 626	104 008
Total comprehensive income for the period	—	—	—	597	89 382	89 979	14 626	104 605
Share-based payments	—	—	—	6 483	—	6 483	—	6 483
Share options exercised	73 048	4	5 786	—	—	5 790	—	5 790
Reserves transfer on exercise of options previously expensed under IFRS 2	—	—	402	(402)	—	—	—	—
Shares vested#	34 666	2	1 800	(1 802)	—	—	—	—
Balance—31 Mar 2012 (restated)	91 824 784	4 593	1 394 927	45 407	848 591	2 293 518	118 978	2 412 496
Balance—31 Dec 2012 (as previously reported)	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	166 108	2 785 122
Change in accounting policy+	—	—	—	—	—	—	(7 435)	(7 435)
Balance—31 Dec 2012 (restated)	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	158 673	2 777 687
Share of other comprehensive loss of associates	—	—	—	(164)	—	(164)	—	(164)
Fair value movement on available-for-sale financial assets	—	—	—	(884)	—	(884)	—	(884)
Other comprehensive expense	—	—	—	(1 048)	—	(1 048)	—	(1 048)
Net profit for the period	—	—	—	—	69 648	69 648	11 967	81 615
Total comprehensive income/ (expense) for the period	—	—	—	(1 048)	69 648	68 600	11 967	80 567
Share-based payments	—	—	—	6 883	—	6 883	—	6 883
Share options exercised	1 000	—	22	—	—	22	—	22
Reserves transfer on exercise of options previously expensed under IFRS 2	—	—	6	(6)	—	—	—	—
Shares vested#	134 228	7	11 036	(9 815)	—	1 228	—	1 228
Non-controlling interest share of Gounkoto dividend	—	—	—	—	—	—	(13 036)	(13 036)
Balance—31 Mar 2013	92 196 381	4 610	1 420 208	47 008	1 223 921	2 695 747	157 604	2 853 351

*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.

#

Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. Shares were also issued to executive directors following approval of their 2012 and 2011 annual bonuses. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+

Following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Change in accounting policy – Accounting for investments in equity accounted joint ventures’ for details.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

Previously, total cash costs and cash operating costs only included costs associated with activities at each operating mine. The group changed the treatment of total cash costs and cash operating costs in Q4 2012, by including all costs and activities across the group, after elimination of intra group transactions. This does not impact the individual mines as the adjustment reflects consolidation level adjustments. The Q1 2012 comparative period has been restated accordingly with the other periods restated in Q4 2012.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. As discussed above, the treatment of total cash costs and cash operating costs were amended in Q4 2012 and all comparative periods have been adjusted accordingly. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity+ is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The following table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP

US$000	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012	Quarter ended 31 Mar 2012	12 months ended 31 Dec 2012
Gold sales per IFRS#	284 687	348 172	234 292	1 183 127

Gold sales adjustments for joint ventures+	24 359	33 426	37 045	134 703

Gold sales*	309 046	381 598	271 337	1 317 830

Mine production costs#	136 129	136 956	91 306	438 331
Movement in production inventory and ore stockpiles#	(18 492)	(11 579)	(12 651)	(43 716)
Transport and refinery costs#	578	874	794	2 718
Royalties#	14 397	17 930	11 235	59 710
Other mining and processing costs#	17 577	21 887	15 033	75 770
Cash costs adjustments for joint ventures+	8 442	10 815	12 093	50 511

Total cash costs*	158 631	176 883	117 810	583 324

Profit from mining activity*	150 415	204 715	153 527	734 506

Ounces sold	188 654	223 837	159 221	793 852

Total cash cost per ounce sold*	841	790	740	735

Cash operating cost per ounce sold*	757	701	655	649

Gold on hand at period end*	31 180	15 229	18 218	15 229

*	Refer to explanation of non-GAAP measures provided.

#	Figures extracted from IFRS results.

+

Following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods re-stated. As such, the IFRS results no longer include the results of the joint ventures on a line by line basis. The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures.

The gold sales adjustments per quarter reflect our 40% share of Morila’s gold sales.

The cash costs adjustments per quarter primarily reflect our 40% share of Morila’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.

The previous figures are stated after the effects of restatements to prior periods, by including all costs and activities across the group, after elimination of intra group transactions, as detailed in Q4 2012.

Impact of change in treatment in Q1 2012 of total cash cost per ounce sold and cash operating cost per ounce sold	Quarter ended 31 Mar 2012
Decrease in gold sales (US$000)	(442)
Decrease in total cash costs (US$ 000)	1 809
Increase in profit from mining activity (US$ 000)	1 367

Impact on total cash cost per ounce sold and cash operating cost per ounce sold (US$/oz)	11

Change in accounting policy—accounting for investments in equity accounted joint ventures

The group changed its accounting policy on joint ventures from 1 January 2013 following the introduction of IFRS 11 Joint Arrangements which applies to the current period. The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited and RAL 1 Limited) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures have been accounted for using the equity method rather than proportionately consolidated, from the beginning of the earliest period presented (1 January 2011).

The group’s share of its joint ventures has been disclosed as a single line item as ‘total investments in joint ventures’ on the consolidated statement of financial position measured at the aggregate of the carrying amounts of the assets and liabilities that had previously been proportionately consolidated (shown on each line of the statement of financial position) at 1 January 2011, excluding minorities, together with the group’s subsequent share of profits and losses of the joint ventures, its share of other comprehensive income and expense, additional investment and loans less joint venture dividends. The group’s share of profits and other comprehensive income of the joint ventures are accounted for in the statement of comprehensive income as ‘share of profits of equity accounted joint ventures’ and ‘share of other comprehensive income of equity accounted joint ventures’. In the consolidated cash flow statement, the group’s cash flows from the joint ventures have been disclosed separately.

The nature of the adjustments involved equity accounting for our share in Kibali Goldmines SPRL at 45%, whereas previously was 50% proportionately consolidated, including 5% non-controlling interest. The impact on the primary statements is shown below.

The adjustments also include presenting the primary financial statements as if we have always been equity accounting our share in our joint ventures and associates from the earliest period presented (1 January 2011) with key changes summarised as follows:

•

On the statement of comprehensive income, the key changes relate to accounting for our share in the profits and losses of the equity accounted joint ventures being shown in a single line item ‘Share of profits of equity accounted joint ventures’ which represents the post-tax profits and losses of the joint ventures’;

•	Other income now includes 100% of management fees charged to equity accounted joint ventures with the group’s share of the cost included in ‘Share of profits of equity accounted joint ventures’;

•	The group’s share of the equity accounted joint ventures’ income and expenditure has been removed from the individual line items;

•

Changes on the statement of financial position relate to the group’s share of its equity accounted joint ventures’ net assets being accounted for in a single line ‘total investments in joint ventures’;

•	The group’s share of the equity accounted joint ventures’ assets and liabilities have been removed from the individual line items; and

•

Changes on the cash flow statement include disclosing dividends received from equity accounted joint ventures in a separate line under operating activities, as well as disclosing additional invested funds in separate lines under investing activities. Other loans advanced and repaid (where applicable) are recognised within investing activities.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (impact of accounting policy change)

US$000	Quarter ended 31 Mar 2013 (as per previous accounting policy)	Quarter ended 31 Mar 2013 (as per new accounting policy)	Adjustment	Quarter ended 31 Dec 2012 (as previously reported)	Quarter ended 31 Dec 2012 (as per new accounting policy)	Adjustment	Quarter ended 31 Mar 2012 (as previously reported)	Quarter ended 31 Mar 2012 (as per new accounting policy)	Adjustment	12 months ended 31 Dec 2012 (as previously reported)	12 months ended 31 Dec 2012 (as per new accounting policy)	Adjustment
REVENUES
Gold sales on spot	309 046	284 687	(24 359)	381 598	348 172	(33 426)	271 337	234 292	(37 045)	1 317 830	1 183 127	(134 703)
Total revenues	309 046	284 687	(24 359)	381 598	348 172	(33 426)	271 337	234 292	(37 045)	1 317 830	1 183 127	(134 703)
Other income	7 959	7 682	(277)	2 902	4 010	1 108	1 057	2 440	1 383	10 755	12 555	1 800
Total income	317 005	292 369	(24 636)	384 500	352 182	(32 318)	272 394	236 732	(35 662)	1 328 585	1 195 682	(132 903)
COST AND EXPENSES
Mine production costs	141 403	136 129	(5 274)	142 857	136 956	(5 901)	97 208	91 306	(5 902)	460 322	438 331	(21 991)
Movement in production inventory and ore stockpiles	(18 885)	(18 492)	393	(10 780)	(11 579)	(799)	(10 779)	(12 651)	(1 872)	(31 970)	(43 716)	(11 746)
Depreciation and amortisation	52 942	49 845	(3 097)	38 256	33 625	(4 631)	23 943	21 233	(2 710)	131 741	117 991	(13 750)
Other mining and processing costs	19 618	17 577	(2 041)	23 935	21 887	(2 048)	17 060	15 033	(2 027)	84 182	75 770	(8 412)
Mining and processing costs	195 078	185 059	(10 019)	194 268	180 889	(13 379)	127 432	114 921	(12 511)	644 275	588 376	(55 899)
Transport and refining costs	634	578	(56)	933	874	(59)	860	794	(66)	2 988	2 718	(270)
Royalties	15 861	14 397	(1 464)	19 938	17 930	(2 008)	13 461	11 235	(2 226)	67 802	59 710	(8 092)
Exploration and corporate expenditure	13 667	12 985	(682)	6 722	6 249	(473)	10 861	10 582	(279)	40 641	39 033	(1 608)
Other expenses	—	—	—	—	—	—	4 227	4 227	—	5 437	—	(5 437)
Total costs	225 240	213 019	12 221	221 861	205 942	(15 919)	156 841	141 759	(15 082)	761 143	689 837	(71 306)
Finance income	492	486	(6)	1 329	1 321	(8)	791	791	—	2 050	2 048	(2)
Finance costs	(3 430)	(3 408)	22	(1 035)	(905)	130	(45)	(24)	(21)	(1 200)	(984)	216
Finance income/(costs)—net	(2 938)	(2 922)	16	294	416	122	746	767	21	850	1 064	214
Share of profits of equity accounted joint ventures	—	8 947	8 947	—	11 022	11 022		14 238	14 238	—	40 927	40 927
Profit before income tax	88 827	85 375	(3 452)	162 933	157 678	(5 255)	116 299	109 978	(6 321)	568 292	547 836	(20 456)
Income tax expense	(7 212)	(3 760)	3 452	(19 383)	(14 128)	5 255	(12 291)	(5 970)	6 321	(57 510)	(37 054)	20 456
Profit for the period	81 615	81 615	—	143 550	143 550	—	104 008	104 008	—	510 782	510 782	—
Other comprehensive income
Gain/(loss) on available-for-sale financial assets	(1 048)	(884)	164	(1 264)	(1 258)	6	597	464	133	(3 101)	(2 919)	182
Share of equity accounted joint ventures other comprehensive income/(expense)	—	(164)	(164)	—	(6)	(6)	—	133	(133)	—	(182)	(182)
Other comprehensive income/(expense)	(1 048)	(1 048)	—	(1 264)	(1 264)	—	597	597	—	(3 101)	(3 101)	—
Total comprehensive income	80 567	80 567	—	142 286	142 286	—	104 605	104 605	—	507 681	507 681	—
Profit attributable to:
Owners of the parent	69 706	69 648	(58)	121 557	121 523	34	89 440	89 382	(58)	431 801	431 638	(163)
Non-controlling interests	11 909	11 967	58	21 993	22 027	(34)	14 568	14 626	58	78 981	79 144	163
	81 615	81 615	—	143 550	143 550	—	104 008	104 008	—	510 782	510 782	—
Total comprehensive income attributable to:
Owners of the parent	68 658	68 600	(58)	120 293	120 259	34	90 037	89 979	(58)	428 700	428 537	(163)
Non-controlling interests	11 909	11 967	58	21 993	22 027	(34)	14 568	14 626	58	78 981	79 144	163
	80 567	80 567	—	142 286	142 286	—	104 605	104 605	—	507 681	507 681
Basic earnings per share (US$)	0.76	0.76	—	1.32	1.32	—	0.97	0.97	—	4.70	4.70	—
Diluted earnings per share (US$)			—	1.31	1.31	—	0.96	0.96	—	4.65	4.65	—
Average shares in issue (000)	92 191	92 191	—	92 055	92 055	—	91 782	91 782	—	91 911	91 911	—

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (impact of accounting policy change)

US$000	At 31 Mar 2013 (as per previous accounting policy)	At 31 Mar 2013 (as per new accounting policy)	Adjustment	At 31 Dec 2012 (as previously reported)	At 31 Dec 2012 (as per new accounting policy)	Adjustment	At 31 Mar 2012 (as previously reported)	At 31 Mar 2012 (as per new accounting Policy)	Adjustment
Assets
Non-current assets
Property, plant and equipment	1 825 309	1 313 670	(511 639)	1 742 148	1 294 865	(447 283)	1 379 497	1 184 898	(194 599)

Cost	2 316 288	1 661 431	(654 857)	2 111 437	1 592 781	(518 656)	1 640 988	1 389 209	(251 779)
Accumulated depreciation and amortisations	(490 979)	(347 761)	143 218	(369 289)	(297 916)	(71 373)	(261 491)	(204 311)	(57 180)

Deferred tax	2 678	1 970	(708)	2 678	1 970	(708)	—	—	—
Investment in equity accounted joint ventures	—	950 243	950 243	—	816 500	816 500	—	582 584	582 584
Other investments in joint ventures	—	45 015	45 015	—	43 947	43 947	—	49 532	49 532
Total investments in joint ventures	—	995 258	995 258	—	860 447	860 447	—	632 116	632 116
Trade and other receivables	8 336	—	(8 336)	7 969	—	(7 969)	2 531	—	(2 531)
Mineral properties	406 000	—	(406 000)	406 000	—	(406 000)	406 000	—	(406 000)

Total non-current assets	2 242 323	2 310 898	68 575	2 158 795	2 157 282	(1 513)	1 788 028	1 817 014	28 986

Current assets
Inventories and ore stockpiles	325 965	298 617	(27 348)	292 299	272 609	(19 690)	226 036	203 354	(22 682)
Trade and other receivables	275 492	219 628	(55 864)	285 286	202 129	(83 157)	169 082	121 962	(47 120)
Cash and cash equivalents	288 017	250 210	(37 807)	387 288	373 868	(13 420)	456 937	423 752	(33 185)
Available-for-sale financial assets	2 427	2 119	(308)	3 476	3 003	(473)	8 094	7 307	(787)

Total current assets	891 901	770 574	(121 327)	968 349	851 609	(116 740)	860 149	756 375	(103 774)

Total assets	3 134 224	3 081 472	52 752	3 127 144	3 008 891	(118 253)	2 648 177	2 573 389	(74 788)

Equity attributable to owners of the parent	2 695 747	2 695 747	—	2 619 014	2 619 014	—	2 293 576	2 293 518	(58)
Non-controlling interests	162 970	157 604	(5 366)	166 108	158 673	(7 435)	126 518	118 978	(7 540)

Total equity	2 858 717	2 853 351	(5 366)	2 785 122	2 777 687	(7 435)	2 420 094	2 412 496	(7 598)

Non-current liabilities
Loans from minority shareholders	3 151	3 151	—	3 249	3 249	—	3 300	3 300	—
Deferred tax	23 671	23 671	—	29 355	29 355	—	27 498	26 540	(958)
Long term borrowings	12 820	—	(12 820)	13 296	—	(13 296)	—	—	—
Provision for rehabilitation	60 046	52 575	(7 471)	60 041	52 575	(7 466)	40 088	34 624	(5 464)

Total non-current liabilities	99 688	79 397	(20 291)	105 941	85 179	(20 762)	70 886	64 464	(6 422)

Current liabilities
Trade and other payables	149 934	133 973	15 961	215 761	133 441	(82 320)	140 819	89 429	(51 390)
Current tax payable	24 461	14 751	9 710	18 842	12 584	(6 258)	16 378	7 000	(9 378)
Short term portion of long term borrowing	1 424	—	1 424	1 478	—	(1 478)	—	—	—

Total current liabilities	175 819	148 724	(27 095)	236 081	146 025	(90 056)	157 197	96 429	(60 768)

Total equity and liabilities	3 134 224	3 081 472	(52 752)	3 127 144	3 008 891	(118 253)	2 648 177	2 573 389	(74 788)

CONSOLIDATED CASH FLOW STATEMENT (impact of accounting policy change)

US$000	Quarter ended 31 Mar 2013 (as per previous accounting policy)	Quarter ended 31 Mar 2013 (as per new accounting policy)	Adjustment	Quarter ended 31 Mar 2012 (as previously reported)	Quarter ended 31 Mar 2012 (as per new accounting policy)	Adjustment	12 months ended 31 Dec 2012 (as previously reported)	12 months ended 31 Dec 2012 (as per new accounting policy)	Adjustment
Profit after tax	81 615	81 615	—	104 008	104 008	—	510 782	510 782	—
Income tax expense	7 212	3 760	(3 452)	12 291	5 970	(6 321)	57 510	37 054	(20 456)
Profit before income tax	88 827	85 375	(3 452)	116 299	109 978	(6 321)	568 292	547 836	(20 456)
Share of profits of equity accounted joint ventures	—	(8 947)	(8 947)	—	(14 238)	(14 238)	—	(40 927)	(40 927)
Adjustment for non-cash items	61 046	57 949	(3 097)	30 707	27 716	(2 991)	153 362	140 563	(12 799)
Effects of change in operating working capital items	(90 911)	(46 735)	44 176	(67 983)	(63 632)	4 351	(192 123)	(184 387)	7 736
Receivables	4 133	(21 114)	(25 247)	(38 189)	(29 405)	8 784	(177 439)	(120 737)	56 702
Inventories and ore stockpiles	(33 666)	(26 008)	7 658	(7 086)	(12 347)	(5 261)	(73 349)	(81 602)	(8 253)
Trade and other payables	(61 378)	387	61 765	(22 708)	(21 880)	828	58 665	17 952	(40 713)
Dividends received from equity accounted joint ventures	—	8 000	8 000	—	20 000	20 000	—	72 326	72 326
Income tax paid	(8 598)	(3 615)	4 983	(3 371)	(1 987)	1 384	(35 818)	(11 182)	24 636
Net cash generated from operating activities	50 364	92 027	41 663	75 652	77 837	(2 185)	493 713	524 229	30 516
Additions to property, plant and equipment	(136 098)	(68 650)	67 448	(112 149)	(82 567)	(29 582)	(562 280)	(272 207)	290 073
Decrease/(increase) in available-for-sale insurance assets	—	—	—	—	—	—	920	920	—
Funds invested in equity accounted joint ventures	—	(134 028)	(134 028)	—	(40 528)	(40 528)	—	(298 283)	(298 283)
Loans repaid by equity accounted joint ventures	—	—	—	—	—	—	—	3 472	3 472
Net cash used by investing activities	(136 098)	(202 678)	(66 580)	(112 149)	(123 095)	(10 946)	(561 360)	(566 098)	(4 738)
Proceeds from issue of ordinary shares	29	29	—	5 790	5 790	—	14 077	14 077	—
Increase/(decrease) in long term loans	(530)	—	530	—	—	—	14 774	—	(14 774)
Dividends paid to company’s shareholders	—	—	—	—	—	—	(36 737)	(36 737)	—
Dividends paid to non-controlling interests	(13 036)	(13 036)	—	—	—	—	(24 823)	(24 823)	—
Net cash (used by)/generated from financing activities	(13 537)	(13 007)	530	5 790	5 790	—	(32 709)	(47 483)	(14 774)
Net decrease in cash and cash equivalents	(99 271)	(123 658)	(24 387)	(30 707)	(39 468)	(8 761)	(100 356)	(89 352)	11 004
Cash and cash equivalents at beginning of period	387 288	373 868	(13 420)	487 644	463 220	(24 424)	487 644	463 220	(24 424)
Cash and cash equivalents at end of period	288 017	250 210	(37 807)	456 937	423 752	(33 185)	387 288	373 868	(13 420)

ANNUAL RESOURCE AND RESERVE DECLARATION

at 31 December 2012		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold*** (Moz)
Mine/project	Category	2012	2011	2012	2011	2012	2011	2012	2011
MINERAL RESOURCES*
Kibali								45%	45%
	Measured	4.37	—	3.00	—	0.42	—	0.19	—
	Indicated	130.31	129.35	3.50	3.38	14.66	14.04	6.60	6.32

Sub total	Measured and indicated Inferred	134.68 55.40	129.35 63.90	3.48 2.20	3.38 2.23	15.08 3.91	14.04 4.58	6.78 1.76	6.32 2.06

Loulo								80%	80%
	Measured Indicated	6.55 49.67	6.28 52.73	3.09 4.88	3.40 4.67	0.65 7.80	0.69 7.91	0.52 6.24	0.55 6.33

Sub total	Measured and indicated Inferred	56.22 16.74	59.02 17.53	4.67 3.36	4.53 3.18	8.45 1.81	8.60 1.79	6.76 1.45	6.88 1.44

Gounkoto								80%	80%
	Measured Indicated	2.06 24.72	1.02 22.15	2.22 5.01	2.73 5.17	0.15 3.98	0.09 3.68	0.12 3.19	0.07 2.94

Sub total	Measured and indicated Inferred	26.78 4.03	23.17 14.08	4.80 3.75	5.06 2.87	4.13 0.49	3.77 1.30	3.30 0.39	3.01 1.04

Morila								40%	40%
	Measured	3.86	8.12	1.14	1.24	0.14	0.32	0.06	0.13
	Indicated	1.04	—	3.11	—	0.10	—	0.04	—

Sub total	Measured and indicated Inferred	4.90 41.33	8.12 44.48	1.56 0.43	1.24 0.46	0.25 0.58	0.32 0.66	0.10 0.23	0.13 0.27

Tongon								89%	89%
	Measured Indicated	2.52 32.82	0.89 35.54	1.44 2.72	1.68 2.69	0.12 2.87	0.05 3.07	0.10 2.56	0.04 2.74

Sub total	Measured and indicated Inferred	35.34 10.06	36.43 17.28	2.63 2.69	2.67 2.67	2.99 0.87	3.12 1.48	2.66 0.78	2.78 1.32

Massawa								83%	83%
	Indicated	37.33	37.33	2.65	2.65	3.18	3.18	2.65	2.65

Sub total	Measured and indicated Inferred	37.33 3.36	37.33 3.36	2.65 3.92	2.65 3.92	3.18 0.42	3.18 0.42	2.65 0.35	2.65 0.35

TOTAL RESOURCES	Measured and indicated Inferred	295.25 130.92	293.42 160.64	3.59 1.92	3.50 1.98	34.07 8.08	33.04 10.25	22.25 4.95	21.77 6.48

MINERAL RESERVES**
Kibali								45%	45%
	Proven	3.62	—	3.24	—	0.38	—	0.17	—
	Probable	79.28	78.62	4.14	4.04	10.54	10.21	4.74	4.59

Sub total	Proven and probable	82.89	78.62	4.10	4.04	10.92	10.21	4.91	4.59

Loulo								80%	80%
	Proven Probable	2.29 37.68	2.83 38.88	2.05 5.10	2.58 5.00	0.15 6.18	0.23 6.24	0.12 4.95	0.19 5.00

Sub total	Proven and probable	39.97	41.71	4.93	4.83	6.34	6.48	5.07	5.18

Gounkoto								80%	80%
	Proven Probable	1.80 16.52	0.77 16.19	2.43 4.98	2.19 5.19	0.14 2.64	0.05 2.70	0.11 2.11	0.04 2.16

Sub total	Proven and probable	18.32	16.96	4.73	5.06	2.78	2.76	2.23	2.21

Morila								40%	40%
	Proven Probable	— 4.88	1.44 6.68	— 1.51	1.71 1.14	— 0.24	0.08 0.24	— 0.09	0.03 0.10

Sub total	Proven and probable	4.88	8.12	1.51	1.24	0.24	0.32	0.09	0.13

Tongon								89%	89%
	Proven Probable	2.52 31.28	0.89 32.21	1.44 2.51	1.68 2.63	0.12 2.53	0.05 2.72	0.10 2.25	0.04 2.42

Sub total	Proven and probable	33.79	33.10	2.43	2.60	2.64	2.77	2.35	2.46

Massawa								83%	83%
	Probable	20.73	20.73	3.07	3.07	2.05	2.05	1.70	1.70

Sub total	Proven and probable	20.73	20.73	3.07	3.07	2.05	2.05	1.70	1.70

TOTAL RESERVES	Proven and probable	200.60	199.25	3.87	3.84	24.96	24.58	16.36	16.28

Randgold reports its mineral resources and ore reserves in accordance with the JORC code, equivalent to National Instrument 43-101. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Addition of individual line items may not sum to sub totals because of the rounding off to two decimal places. Mineral resources are inclusive of mineral reserves.

*	Open pit mineral resources consist of insitu mineral resources at a 0.5g/t cut-off falling within a US$1 500/oz optimised pit shell. Underground mineral resources are those mineral resources falling below the open pit resources reported at cut-off grades of between 1.5g/t to 2.0g/t.

**	Open pit and underground mineral reserves are economic at a gold price of US$1 000/oz, except for the Morila pit which is calculated at a gold price of US$1 300/oz. Open pit reserves are calculated at a weighted average cut-off grade of 1.08g/t. Our underground reserves are calculated at a weighted average cut-off grade of 2.34g/t. Our stockpile reserves at Morila are calculated at a cut-off grade of 0.68g/t. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because of the rounding off to two decimal places. Mineral resources are inclusive of mineral reserves.

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on the company’s interest in the project.

COMPETENT PERSONS:

Yalea and Gara mineral resources from Loulo were calculated by Mr Abdoulaye Ngom, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person. Loulo 3 and Baboto mineral resources from Loulo were calculated by Mr Ivan Doku, an independent consultant, and reviewed by Mr Jonathan Kleynhans, an officer of the company and competent person. Faraba mineral resources from Gounkoto were calculated by Mr Jonathan Kleynhans, an officer of the company and competent person. Tongon mineral resources were calculated by Mr Mamadou Ly and Mr Babacar Diouf, both officers of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person. Morila mineral resources were calculated by Mr Adama Kone, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person. Kibali mineral resources were calculated by Mr Ernest Doh, an officer of the company and competent person. Morila open pit resources were calculated by Miss Paula Oligive, an independent consultant, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person. Gounkoto mineral resources were calculated by Mr Fredrick de Bruin, an independent consultant, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person. Mr Johan Kleynhans and Mr Rodney Quick are members of SACNASP and both have sufficient experience in the style of mineralisation and types of deposits under consideration and the activity which they are undertaking as competent person as defined in the 2004 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’. The Loulo, Tongon, Morila and Gounkoto open pit mineral reserves were calculated by Mr Shaun Gillespie, an independent consultant and competent person and member of SAIMM. Kibali open pit mineral reserves were generated by Mr Nicholas Coomson, an officer of the company and competent person and member of AusIMM. Loulo underground reserves were calculated by Mr Mamou Toure, an officer of the company, and reviewed by Mr Mark Odell, an independent consultant and competent person and practising professional engineer. Massawa mineral reserves remain unchanged from last year and were calculated by Mr Onno ten Brinke, an independent consultant and competent person and member of AusIMM, and reviewed by Mr Rodney Quick, an officer of the company and competent person. The Kibali underground mineral reserves were calculated by Mr Tim Peters of Piran Mining and reviewed by Mr Dan Donald of Mine RP, both independent consultants and competent person and members of AusIMM. All competent person have sufficient experience in the style of mineralisation and types of deposits under consideration and the activity which they are undertaking as competent person as defined in the 2004 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

CAUTIONARY NOTE TO US INVESTORS: The United States Securities and Exchange Commission (SEC) permits mining companies, in their filings with the SEC, to disclose only proven and probable ore reserves. Randgold uses certain terms in this report such as ‘resources’ that the SEC does not recognise and strictly prohibits the company from including in its filings with the SEC. Investors are cautioned not to assume that all or any parts of the company’s resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard. Principal risks and uncertainties are identified when the board, through the business unit or function, determines the potential consequences which could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principal risk and uncertainty is reviewed by the relevant internal experts and by the board.

The following describes the main known principal risks and uncertainties that could materially affect the group. The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group.

A full analysis of the group’s risk factors as well as its risk management processes are documented on pages 123 to 129 of the 2012 annual report which should be considered along with items 3, 11, 17 and 18 of the 2012 annual report on Form 20F, both of which are available on the group’s website www.randgoldresources.com. As we operate in a dynamic and changing environment risks are continually evaluated to ensure the business achieves its strategic objectives, however management believes the principal risks and uncertainties have not changed significantly from those described in the annual report and the annual report on Form 20F. A formal annual risk analysis and review is performed across the business out of which the following key risks were identified.

The principal risks and uncertainties should be considered in connection with any forward looking statements in this document, the country analysis on page 68 and 129 of the 2012 annual report and the ‘Cautionary note regarding forward-looking statements’ of this Q1 report.

EXTERNAL RISKS	IMPACT

Gold price volatility	Earnings and cash flow volatility from sudden or significant declines in the gold price.

Country risk	Inadequate monitoring of in-country political instability and changes to political environment may impact the ability to sustain operations.

Corporate, social and environmental responsibility	Poor management of stakeholder communication and expectations with a lack of community development activities may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions.

Supply routes	Due to the remote location of the operations the disruption of supply route may cause delays with construction and mine activities.

FINANCIAL RISKS	IMPACT

Production and capital cost control	Failure to control cash cost per ounce will result in reduced profits. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses and overspend on projects.

Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access funding from global credit and capital markets	The group may be required in the long term, to seek funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability.

In-country tax regimes	Failure to adapt or react to changes in tax regimes and regulations may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.

OPERATIONAL RISKS	IMPACT

Sustained resource and exploration failure	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price.

Environmental, health, safety and security incident	Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations.

Risks associated with underground mining	The group’s underground projects are subject to the risks associated with underground mining which may affect the profitability of the group.

STRATEGIC RISKS	IMPACT

Lack of identification of new exploration targets	Lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

Failure to attract and retain its key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

Following the drop in the gold price during the quarter, the group has completed a review of all its operations and projects, to ensure that cash flow from operations and investments in project development are optimised.

At Loulo-Gounkoto, the review has resulted in a change in the mining plan, which reduces the expenditure on capital and operational development of the underground mines, reduces the build-up of lower grade stockpiles, and efficiently feeds the grade mined from the Gounkoto open pit and Yalea and Gara underground mines to the plant. The net effect is a small reduction in grade and consequently the complex has reduced its anticipated production for the year from 590 000 to 560 000 ounces, as well as a reduction in capital expenditure by US$20 million, which is now estimated at approximately US$210 million, and a similar reduction in working capital requirements.

At Tongon, the positive trend experienced at the mine during the first quarter is consistent with the mine plan to steadily increase production over the year to meet the guidance provided at the start of the year.

Similarly, Morila continues to operate as planned and in line with guidance. Overall group total cash cost per ounce and production are still anticipated to remain within the guidance provided at the start of the year.

Progress at Kibali remains on track and first production guidance for Q4 is unchanged. As part of the cash flow review highlighted above, the project has rescheduled a portion of the work related to the sulphide stream, planned for the current year, into early 2014. This is not expected to materially impact the forecast production schedule, but will reduce the peak funding requirement in this year, and consequently capital expenditure for the project for 2013 has reduced by US$50 million and is now estimated at approximately US$700 million.

At the same time, the group remains focused on increasing its reserves and resources asset base, with significant brownfield and greenfield exploration across the portfolio, while continuing to pursue joint venture opportunities to expand its exploration footprint in the most prospective regions in Africa. Consequently, the corporate and exploration budget remains unchanged.

The directors confirm to the best of their knowledge that:

a)	These first quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	The interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
D M Bristow Chief Executive 2 May 2013	G P Shuttleworth Financial Director

RANDGOLD RESOURCES NEWS UPDATES

25% DIVIDEND INCREASE APPROVED

Randgold Resources has declared a final dividend for the year ended 31 December 2012 of US$0.50 per share, up 25% on the US$0.40 per share for the previous year, and 80% higher than the company’s maiden dividend in 2007.

The dividend payment will be made on 30 May 2013 to shareholders on the register on 10 May 2013. The ex-dividend date will be 8 May 2013.

Shareholders who have elected to receive Pound Sterling dividends can mandate payment directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je by completing the dividend mandate form which is available on Randgold’s website at www.randgoldresources.com and posting it to the company’s registrars, Computershare Investor Services (Jersey) Limited to be received by 13 May 2013. The exchange rate for these payments in Pounds Sterling will be set on 14 May 2013.

At the annual general meeting on 29 April, where shareholders voted overwhelmingly in favour of a 25% dividend increase, they also voted in favour of the other resolutions.

LOULO-GOUNKOTO SET TO CAPITALISE ON THIRD MILL SUCCESS

The successful commissioning of the third mill at the Loulo plant, primarily intended to cope with the additional ore from Gounkoto, has significantly increased throughput and process flexibility, improving overall availability across the circuit.

With the mill now steadily exceeding its design capacities, as was highlighted in the recently published annual report, the capital projects team has identified opportunities for further upgrades and expansions. These include enhancing the capacity of the elution circuit to cater for the additional gold load and installing extra leach capacity in the form of four Carbon in Leach tanks at the end of the existing leach train. The oxygen plant capacity has already been increased by an additional ten tonnes per day to meet the increased demand at the improved throughputs.

The third quarter of this year will see the completion of the conversion of the mine’s medium speed generators to operation on cheaper heavy fuel oil which is expected to reduce Loulo’s power costs by 16%. According to Loulo general manager Chiaka Berthe, the combination of increased tonnages and reduced power costs will have a significant impact on the operation’s overall performance, anticipated in the second half of the year.

“At the same time,” he explains, “as part of a group wide focus on efficiencies and cash flows, the underground and opencast mining teams have relooked at the production schedules with a focus on ensuring that capital development and mining match the processing plant improvements. The resulting change in the mining plan reduces the expenditure on capital and operational development of the underground mines, decreases the build-up of lower grade stockpiles, and efficiently feeds the grade mined from the Gounkoto open pit and the Yalea and Gara underground mines to the plant.”

“The net effect is a small reduction in grade, and consequently the complex has lowered its projected production for the year to 560 000 ounces, together with reduced capital expenditure, which is now estimated at approximately US$210 million, and an expected significant reduction in working capital tied up in stockpiles. Overall ore tonnes mined is anticipated to reduce by about 0.5 million, but this hasn’t resulted in any change in the forecast tonnes processed for the year.”

KIBALI POISED TO DELIVER

With the development of Kibali on track for first gold production in the last quarter of this year, Randgold is assembling and training the operational team that will be running the giant mine.

The key management appointments have already been made and, in line with Randgold’s policy of local employment and empowerment, most of the senior managers are Congolese nationals.

The team will be led by general manager operations Cesar Nkulu, a seasoned metallurgist and mining executive who has built, commissioned and managed major facilities in the Congolese copper belt. Educated at the University of Lubumbashi, he received advanced training in pyro metallurgy and electro winning in Finland and Belgium and his career has also taken him to India, Morocco, South Africa and Zambia.

“Cesar and his colleagues, many of whom have been working with us on this project’s development, not only have a high level of skill and experience, they also understand how Randgold operates and share our values. They will be working closely with the capital team when commissioning starts, currently anticipated at the end of the third quarter of this year,” says chief executive Mark Bristow.

John Steele, the group’s capital projects executive, noted that because of the impact of first gold on peak funding, the owners team, in partnership with the lead contractor and other subcontractors, had rescheduled the commissioning programme. This will now start with a single milling circuit treating softer oxide ore to CIL recovery towards the end of the third quarter, followed by the commissioning of the second milling circuit treating sulphide ore, now expected in the first quarter of 2014. This will also facilitate more rapid development of the operating workforce as the oxide circuit is simpler to operate and will reach design throughput much quicker. The net result is a significant drop in the funding requirement during the current year, and anticipated capital expenditure for 2013 is now estimated at approximately US$700 million.

At operator level, an initial group comprising 60 local Congolese nationals, currently employed in the construction programme, have been selected for training at the Morila and Tongon operations in West Africa. The selection process has been designed to identify people who, while they may lack formal training, demonstrate potential and natural competence.

GOVERNOR MEETS KIBALI TEAM

Jean Bamanisa, the recently elected governor of the Province Orientale, where Kibali is located, visited the project in March to inspect progress and meet the team. Chief executive Mark Bristow said Mr Bamanisa shared Randgold’s view that the Orientale Province had the potential to rival Katanga as a mining centre. He understood that investment requires infrastructure, and appreciated the work Randgold had already done in this regard around Kibali. He also recognised the urgent need to build administrative capacity in the region.

TURNAROUND UNDERWAY AT TONGON AS TEAM GETS TO GRIP WITH CHALLENGES

After contending with operational setbacks throughout the second half of last year, Tongon produced a much-improved across the board performance in Q1 2013, increasing production by 15%, reducing total cash costs by 16%, boosting plant availability by 14% and upping recovery by 1%.

Key to the upturn has been improving the power supply through better management, improved cooperation with the Ivorian power utility and an additional capacitor bank to stabilise the supply. Tongon’s usage of grid power, a major component of its cost profile, is now approaching planned levels.

General manager Luiz Correia says with the plant now more stable, the team is turning its attention to other process issues and is confident that the turnaround evident in the past quarter will be improved upon through the year.

“We’re well aware that with Tongon, being a lower grade operation than Randgold’s other mines, it is particularly sensitive to efficiencies and input costs. We’re therefore continuing to review every aspect of the business to find further room for improvement. The management team has been strengthened and Amadou Konta, Randgold’s capital projects manager for West Africa, has been spending a lot of time with us to improve our overall effectiveness in the mining department,” he says.

A further ramp up in mill availability is planned for this year, with four of the existing hydrocone crushers being replaced by vibrocone crushers. Although there have been delays in delivery by the supplier, the new crushing circuit will produce a finer product which is expected to make it possible to increase mill throughput significantly. Other upgrades and improvements include the installation of two Knelson concentrators to extract any gravity recoverable gold and two additional pump cells in the concentrate circuit to extend leach residence time and improve gold recovery.

Recovery is currently standing at 78.3% but Tongon is confident that it will achieve or better its target of 82% for the year.

“Our contribution to Randgold’s cost drive is to reduce our unit costs by delivering on our planned improvements in efficiencies and recovery,” says Correia.

LONG TERM PARTNERSHIP DELIVERS VALUE AS STAKEHOLDERS AGREE TO EXTEND MORILA’S LIFE

Mining is due to resume at Morila in Mali later this year following agreement on a pit pushback project between the operation’s management, the local unions and the Malian government.

The new opencast mining operation will start in May and continue for approximately two years, recovering an estimated 116 000 ounces of gold and generating a net profit of US$29 million at a gold price of US$1 400/oz. The viability of the project has been secured by the government’s agreement to waive its royalties, which would have amounted to some US$9.7 million. Notwithstanding the royalty waiver, the State of Mali is still forecast to receive a net benefit greater than the other shareholders, through taxes, dividends and duties.

Commissioned in 2000, Morila has been the foundation on which Randgold built a major gold business. It has also served as the spur for the development of Mali’s gold mining industry. Mining ceased there in April 2009 and since then Morila has been a retreatment operation. It has produced more than 6 million ounces of gold in its lifetime.

General manager Adama Kone says it has been possible to give Morila a new lease on life, in which the remaining value of the asset can be harvested, because its stakeholders have a long history of mutually beneficial partnership and share a common vision.

Morila was originally scheduled for closure earlier this year but the pit pushback project in combination with the tailings treatment project should extend its life to 2021. In the meantime, work continues on the development of a commercial agribusiness based on the mine’s infrastructure which, if successful, will provide sustainable economic activity for the local community after Morila’s eventual closure.

GOLD PRICE DROP HIGHLIGHTS NEED FOR LONG TERM COMMITMENT TO SUSTAINABILITY

The sudden correction in the gold price has underlined the necessity for all stakeholders in the mining industry to commit to the long term development of sustainably profitable gold businesses, says Randgold CEO Mark Bristow.

Bristow said the industry had been increasingly beset on the one hand by fund managers and investors making unrealistic demands for instant gratification and on the other by host governments, particularly in emerging regions, seeking premature and disproportionate profits. These pressures had driven managers to make unrealistic business plans and were discouraging investment in future growth.

“Investors should be focusing on long term returns instead of on the next quarter, while host governments should not try to reap before they have sown,” Bristow said.

“There is a growing tendency among the sub-Saharan mining countries to want more from the mining industry without giving anything in return. A much better way for these countries to get more is to participate in the value creation process, which is the discovery of multi-million ounce gold deposits and their development into profitable mines. Governments’ role in this should be firstly to provide a stable, business-friendly regime that will attract or at least not drive away investors, and then to partner the mining company in the development cycle, helping to drive the project up the value curve and sharing fairly in the proceeds.”

Bristow said even a moderate change in these countries’ mining codes would compromise their ability to compete for or retain direct fixed investment.

“Randgold is engaging actively with the governments of the Côte d’Ivoire and the Democratic Republic Congo, in their current reviews of their mining codes, to demonstrate the inadvisability of pursuing short term gains at the expense of long term economic welfare,” he said.

As a notable recent example of productive stakeholder partnership, he cited the government of Mali’s agreement to waive its royalties on the pushback project which will extend the life of the Morila operation by several years.

RANDGOLD LEADS HUMANITARIAN INITIATIVE IN MALI

Randgold’s group regional manager for West Africa, Mahamadou Samaké, has handed over a donation of US$3.15 million to Mali interim president, Dioncounda Traoré, to provide humanitarian aid to the conflict-troubled country’s people. The donation represents another collective initiative by Mali’s mining industry, led by Randgold, and demonstrates the industry’s strong desire to support the people of Mali through the difficulties the country has been experiencing over the last 16 months which have resulted in hardship and displacement of a large number of people in the north of the country.

The donation will be held in a dedicated account and will be applied to healthcare, education and agricultural initiatives at the discretion of the ministry of finance. The mining companies have been given an assurance that none of the money will be used to support the military or any war effort, directly or indirectly, or be diverted for other non-humane purposes. The mining industry will be monitoring expenditure from the dedicated account.

In related initiatives, Randgold has donated 60 tonnes of rice and millet through the Red Cross for use in the north of Mali, where the population has been particularly hard hit by the unrest; provided food aid for refugees from the north; and coordinated an emergency donation of US$735 000 from the mining industry to avert the interruption of the country’s tropical disease immunisation programme.

REPLACING RESERVES: THE KEY TO MINING SUCCESS

Despite its full operational and development load, Randgold is maintaining its strong emphasis on exploration, says chief executive Mark Bristow.

“Mining by its nature is a business that continually consumes its assets. The key to sustainability is to replace the ounces that are extracted not only in terms of quantity but also of quality. That’s why maintaining, or even better enhancing, the grade profile of one’s reserves is so important,” he says.

In 2012 Randgold increased its reserves to 16.36Moz, in spite of depletion through mining in what was a record production year, while maintaining its grade profile at 3.87g/t. In a further contrast to much of the rest of the industry, it mined below its reserve grade during the year.

“We’ve declared our reserves at a conservative US$1 000/oz for the past two years. This means that our business should remain profitable even if there are corrections in the gold price, as we have recently experienced,” he says.

“Randgold’s exploration success has traditionally driven our growth, which is why we keep hunting for more ounces around our existing operations and search for greenfields discoveries further afield. Last year this increased the Kibali reserve by 700 000 ounces, and new high grade results from the 5000 and 9000 lodes point to further increases in 2013. The Gounkoto underground project has advanced to the feasibility stage on the back of resource quality and grade upgrades, and additional high grade intercepts have extended the ‘purple patch’ at Yalea. An orientation study has pointed to a higher grade potential in Massawa’s central zone, and a new joint venture with Goldstone has given us exploration options adjacent to Massawa. We’ve also recently concluded a JV with Kilo Goldmines which extends our footprint in the DRC.”

2012 ANNUAL REPORT

Randgold has published its annual report for the year ended 31 December 2012 which is available for viewing and/or downloading on the company’s website at www.randgoldresources.com. A copy has also been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do. The company has also filed its Form 20-F with the US Securities and Exchange Commission, and is also available for viewing and/or downloading from Randgold’s website or at www.sec.gov. For a hard copy or CD containing the report, contact Kathy du Plessis at randgold@dpapr.com or telephone +44 20 7557 7738.

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INVESTOR AND MEDIA RELATIONS: For further information contact Kathy du Plessis on telephone: +44 20 7557 7738, e-mail: randgold@dpapr.com

WEBSITE: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.